Exhibit 99.1

Scotiabank reports strong third quarter earnings of $1.3 billion, up 18%

THIRD QUARTER FINANCIAL MEASURES

•	EARNINGS PER SHARE (DILUTED) OF $1.11
•	NET INCOME OF $1,285 MILLION
•	RETURN ON EQUITY OF 17.8%
•	PRODUCTIVITY RATIO OF 54.5%
•	QUARTERLY DIVIDEND 52 CENTS PER COMMON SHARE

Year-to-date performance versus key 2011 financial and operational objectives was as follows:

Targets

1.	Earn a return on equity (ROE)(1) of 16 to 20%. For the nine months Scotiabank earned an ROE of 19.6%.
2.	Generate growth in earnings per common share (diluted) of 7 to 12%. Our year-over-year growth in earnings per share was 22.0%.
3.	Maintain a productivity ratio(1) of less than 58%. Scotiabank's ratio was 53.6% for the nine months.
4.	Maintain strong capital ratios. At 12.3%, Scotiabank's Tier 1 capital ratio remains strong.

(1)  Refer below for a discussion of non-GAAP measures.

TORONTO, Aug. 30, 2011 /CNW/ - Scotiabank reported third quarter income of $1.3 billion compared with net income before non-controlling interests of $1.1 billion in the same period last year. Year over year, net income was up 18%.

Diluted earnings per share were $1.11, compared to $0.98 in the same period a year ago. Return on equity remained strong at 17.8%, compared to 18.2% last year. A dividend of 52 cents per common share was announced.

"This quarter's results again demonstrate our ability to earn through challenging times by remaining focused on our core businesses and emphasizing strong risk management practices," said Rick Waugh, Scotiabank President and CEO. "While we are not immune to the volatility in world markets, consistent execution of our straightforward and diversified business strategy will continue to deliver sustainable profitability and growth.

"Canadian Banking had a strong quarter and achieved net income of $461 million. Revenues increased from volume growth in residential mortgages, higher small business deposits and stronger commercial banking, partially offset by ongoing competitive pricing pressures.

"International Banking reported a solid quarter with net income of $350 million. This business line delivered solid asset growth, particularly in Asia and Latin America. We continue to explore opportunities for expansion in both existing and new markets.

"Global Wealth Management delivered net income of $256 million, driven by growth in both its wealth and insurance businesses, with positive contributions from DundeeWealth, particularly through Dynamic Funds. Integration of the DundeeWealth operations is progressing well.

"Scotia Capital reported net income of $289 million this quarter. While challenging market conditions negatively impacted trading revenues, this was partially offset by higher client trading in precious metals and foreign exchange. Year over year there were also stronger investment banking and lending revenues. Provisions were modest this quarter compared to recoveries in the prior year and portfolios remain in good shape.

"As these results clearly demonstrate, our effective execution of strategies and strong risk management continue to deliver sustainable and growing profitability. Our capital levels remain strong, underpinned by high and consistent internal capital generation and supplemented by continued dividend reinvestment by our shareholders. We have very limited exposures in international areas of concern. In contrast, we are well positioned in areas of strength - Canada, the Americas and Asia. Consequently, we are confident of our future and fully expect to meet our financial targets this year, which positions us for continued solid performance in 2012."

	As at and for the three months ended				For the nine months ended
(Unaudited)	July 31 2011	April 30 2011	July 31 2010		July 31 2011	July 31 2010
Operating results ($ millions)
Net interest income	2,358	2,214	2,173		6,872	6,378
Net interest income (TEB(1))	2,431	2,283	2,243		7,085	6,594
Total revenue	4,300	4,517	3,784		12,942	11,563
Total revenue (TEB(1))	4,373	4,586	3,854		13,155	11,779
Provision for credit losses	243	262	276		774	985
Non-interest expenses	2,381	2,378	2,023		7,045	5,999
Provision for income taxes	391	334	399		1,095	1,355
Provision for income taxes (TEB(1))	464	403	469		1,308	1,571
Net income	1,285	1,543	1,062	(2)	4,028	3,147	(2)
Net income available to common shareholders of the Bank	1,204	1,464	1,011		3,791	2,998
Operating performance
Basic earnings per share ($)	1.11	1.36	0.98		3.55	2.91
Diluted earnings per share ($)	1.11	1.36	0.98		3.55	2.91
Diluted cash earnings per share(1) ($)	1.14	1.38	0.99		3.61	2.95
Return on equity(1) (%)	17.8	22.9	18.2		19.6	18.5
Productivity ratio (%) (TEB(1))	54.5	51.8	52.5		53.6	50.9
Net interest margin on total average assets (%) (TEB(1))	1.67	1.68	1.68		1.70	1.72
Balance sheet information ($ millions)
Cash resources and securities	184,408	200,327	167,396
Loans and acceptances	301,102	294,412	286,462
Total assets	567,689	571,541	523,424
Deposits	390,157	396,054	365,241
Preferred shares	4,384	4,384	3,975
Common shareholders' equity	27,363	26,398	22,500
Assets under administration(1)	329,840	332,997	229,289
Assets under management(1)(3)	104,878	106,802	49,943
Capital measures
Tier 1 capital ratio (%)	12.3	12.0	11.7
Total capital ratio (%)	14.1	13.9	13.8
Tangible common equity to risk-weighted assets(1)(4) (%)	9.6	9.3	9.4
Assets-to-capital multiple	17.0	17.6	17.1
Risk-weighted assets ($ millions)	224,773	222,304	213,021
Credit quality
Net impaired loans ($ millions)	2,771	2,881	2,598
General allowance for credit losses ($ millions)	1,382	1,412	1,450
Net impaired loans as a % of loans and acceptances(5)	0.92	0.98	0.91
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.38	0.38	0.43		0.38	0.51
Common share information
Share price ($)
High	59.73	61.28	52.89		61.28	55.33
Low	53.77	56.25	47.71		52.11	44.12
Close	54.18	57.69	51.59
Shares outstanding (millions)
Average - Basic	1,082	1,079	1,034		1,068	1,030
Average - Diluted	1,084	1,080	1,036		1,069	1,032
End of period	1,085	1,082	1,038
Dividends per share ($)	0.52	0.52	0.49		1.53	1.47
Dividend yield(6) (%)	3.7	3.5	3.9		3.6	3.9
Market capitalization ($ millions)	58,799	62,434	53,556
Book value per common share ($)	25.21	24.39	21.67
Market value to book value multiple	2.1	2.4	2.4
Price to earnings multiple (trailing 4 quarters)	11.9	13.1	13.8
Other information
Employees	74,902	73,558	69,950
Branches and offices(7)	2,910	2,853	2,747

(1)	Refer further below for a discussion of non-GAAP measures.
(2)
Non-controlling interest has been deducted from net income. Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standards related to business combinations adopted effective November 1, 2010.

(3)	Comparative amounts have been restated to reflect the updated definition of assets under management. Refer further below for a discussion on non-GAAP measures.
(4)	Comparative amounts have been restated to reflect the revised definition of tangible common equity to risk-weighted assets. Refer further below for a discussion of non-GAAP measures.
(5)	Net impaired loans are impaired loans less the specific allowance for credit losses.
(6)	Based on the average of the high and low common share price for the period.
(7)	Comparative amounts have been restated to more accurately reflect the acquisition of DundeeWealth Inc.

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank's 2010 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

2011 Objectives

Our Balanced Scorecard

Financial

•	Return on equity of 16-20%
•	Diluted earnings per common share-growth of 7-12%
•	Strong capital ratios
•	Long-term shareholder value through increases in dividends and stock price appreciation

People

•	High levels of employee satisfaction and engagement
•	Enhance diversity of workforce
•	Collaboration

Customer

•	High levels of customer satisfaction and loyalty
•	Deeper relationships with existing customers
•	New customer acquisition

Operational

•	Productivity ratio of <58%
•	Strong practices in corporate governance and compliance processes
•	Efficiency and expense management
•	Commitment to corporate social responsibility and strong community involvement

Notable Business Highlights

Growing our business

The Bank enhanced its Latin American footprint, closing a transaction to acquire Nuevo Banco Commercial, Uruguay's fourth largest private bank in terms of loans and deposits.

In Canada, positive sales momentum continued for both ScotiaFunds and Dynamic Funds throughout the third quarter of fiscal 2011, with $1.1 billion of net sales. With assets under management of $64 billion, their combined market share of banks is 18.7%.

Recognized for success

Trade Finance magazine's annual Awards for Excellence acknowledged Scotiabank as the Best Overall Trade Bank in Central America and the Caribbean for the third year in a row, and Best International Trade Bank in Peru for the second consecutive year.

Dynamic U.S. Growth was ranked the number one Multi-Cap Growth Equity Fund by the Wall Street Journal for one-year performance as of July 31, 2011.

Scotiabank and Digicel won the 2011 Global Telecoms Business Innovation Award for Consumer Service Innovation for TchoTcho Mobile in Haiti. The service allows customers to perform basic banking functions using mobile devices.

Scotia Waterous is acting as financial advisor to BHP Billiton on its announced acquisition of Petrohawk Energy Corporation for a total enterprise value of approximately US$15.1 billion. This transaction is the largest oil and gas M&A deal in the world since 2009, and the largest non-Canadian deal ever advised by a member of a Canadian bank group.

Serving our clients

Scotia Capital participated in the US$5.45 billion IPO of Hutchison Port Holdings Trust on the Singapore Stock Exchange. The offering represented the largest-ever IPO in Singapore and South East Asia. Scotiabank acted as Co-Manager and also provided loan underwriting services in association with this transaction, acting as Underwriter and Mandated Lead Arranger in an accompanying US$3 billion loan.

The Scotia Moneyback bank account and the Scotia Momentum Infinite VISA card have joined the Scotia Momentum VISA to solidify Scotiabank's position in Canada as a leader in the cash back loyalty space.

Scotia iTRADE launched FlightDesk, a powerful, customizable and intuitive market data platform designed to offer active traders complete control, with advanced tools, flexibility and in-depth analysis.

Scotia Capital acted as joint lead manager and bookrunner, and lead hedge provider, for the Sydney Airport C$225 million inaugural bond issue in the Canadian market. This was the first Australian non-financial issuer to access the Maple bond market since 2006. The deal also included a cross currency interest rate swap and a syndicated loan.

Serving our communities

HIV testing sites for more than 10,000 people across 15 countries in the Caribbean were hosted by Scotiabank for the third year in a row. This initiative supports HIV/AIDS awareness.

Scotiabank and Green Living Enterprises announced the winners of the ScotiabankEcoLiving Awards recognizing Canadian businesses, innovators and students for excellence in the development of home energy efficiency initiatives.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Taxable equivalent basis

The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $73 million, compared to $70 million in the same quarter last year and $69 million in the prior quarter. For the nine months, the TEB gross-up to net interest income and the provision for income taxes was $213 million compared to $216 million for the same period last year. For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the "Other" segment.

Diluted cash earnings per share

The diluted cash earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash after-tax amortization of intangible assets.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

Net interest margin on total average assets (TEB)

This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

Operating leverage

The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.

Return on equity

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Commencing this year, return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income available to common shareholders grossed up for the incremental cost of non-common equity capital instruments. Return on economic equity for the business segments for comparative periods has been restated.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders' equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI).

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's balance sheet. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's balance sheet. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Group Financial Performance Financial Condition

Financial results

Scotiabank's net income for the third quarter was $1,285 million. This is up from net income before non-controlling interests of $1,086 million for the same period last year, reflecting growth in net interest income and fee revenues. Quarter over quarter, net income declined from the record $1,543 million reported last quarter, as last quarter included the recognition of gains of $286 million related to the accounting for certain acquisitions under new accounting standards "the acquisition-related gains".

Diluted earnings per share were $1.11, compared to $0.98 in the same period a year ago and $1.36 last quarter. Last quarter's results included gains of $0.26 per share related to the accounting of certain acquisitions under new accounting standards. Return on equity remained strong at 17.8%, compared to 18.2% last year and 22.9% last quarter.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items.

($ millions except per share amounts)	For the three months ended	For the nine months ended
	Jul. 31, 2011 vs. Jul. 31, 2010	Jul. 31, 2011 vs. Apr. 30, 2011	Jul. 31, 2011 vs. Jul. 31, 2010
U.S./Canadian dollar exchange rate (average)
July 31, 2011	$1.034	$1.034	$1.018
April 30, 2011		$1.027
July 31, 2010	$0.960		$0.961
% change	8%	1%	6%
Impact on income:
Net interest income	$(46)	$1	$(102)
Other income	(26)	1	(90)
Non-interest expenses	25	(2)	60
Other items (net of tax)	13	-	35
Net income before non-controlling interests	$(34)	$-	$(97)
Earnings per share (diluted)	(0.03)	-	(0.09)
Impact by business line:
Canadian Banking	(2)	-	(5)
International Banking	(18)	-	(40)
Global Wealth Management	(5)	-	(12)
Scotia Capital	(6)	1	(31)
Other	(3)	(1)	(9)

Q3 2011 vs Q3 2010

Net income

Scotiabank's net income was $1,285 million in the third quarter, which compares to net income before non-controlling interests of $1,086 million in the same period last year, an increase of $199 million or 18%. Excluding the negative impact of foreign currency translation of $34 million, net income grew $233 million or 21%. This quarter's net income reflected solid organic growth and increased contributions from recent acquisitions, which resulted in greater net interest income and fee revenues, partially offset by higher non-interest expenses. There were also improved provisions for credit losses and lower trading revenues from volatile markets.

Total revenue

Total revenue (on a taxable equivalent basis) was $4,373 million this quarter, up $519 million or 13% from the same period last year, or $591 million or 15% excluding the negative impact of foreign currency translation. The year-over-year growth reflected higher net interest income, greater contributions from recent acquisitions of $251 million, growth in transaction-based fees and higher securitization revenues, partly offset by lower trading revenues.

Net interest income

Net interest income (on a taxable equivalent basis) was $2,431 million, up $188 million or 8% over the same quarter last year, notwithstanding the negative impact of foreign currency translation of $46 million. The underlying increase was due mainly to asset growth as the net interest margin was relatively flat year over year. The asset growth was primarily in residential mortgages in Canada and commercial lending in International Banking. There was also growth in securities purchased under resale agreements and trading securities in Scotia Capital.

The Bank's net interest margin was 1.67%, compared to 1.68% last year. The slight reduction in the net interest margin was a result of a higher level of low spread assets, such as trading securities, securities purchased under resale agreements, and deposits with banks, and growth in non-earning assets.

Other income

This quarter's other income was $1,942 million, up $331 million or 21% from the same period last year, despite the negative impact of foreign currency translation of $26 million. This growth was attributed mainly to higher mutual fund and brokerage fees from the combination of a recent acquisition and growth in assets under management in existing operations. There were also higher transaction-based fees from credit, payment and underwriting activities, and increased securitization revenues. These items were partly offset by a decline in trading revenues primarily in the fixed income business in Scotia Capital reflecting weaker market conditions.

Provision for credit losses

The provision for credit losses was $243 million this quarter, down $33 million from $276 million in the same period last year. The year-over-year decline was due primarily to lower provisions in Canadian Banking and International Banking, partly offset by modestly higher provisions in Scotia Capital. The provision this quarter also benefitted from a reduction in the general allowance of $30 million, while last year there was a reversal of $24 million of the sectoral allowance. Further discussion on credit risk is provided further below.

Non-interest expenses and productivity

Non-interest expenses of $2,381 million rose $358 million or 18% above last year, or $383 million or 19% excluding the favourable impact of foreign currency translation. Acquisitions accounted for $173 million of the increase. The remaining increase was in compensation-related expenses that reflected higher staffing levels and pension costs from changes in actuarial assumptions and plan asset values. The growth in performance-based commission was in line with higher revenues. The increases in other expense categories reflected the Bank's growth initiatives.

The Bank's productivity ratio was 54.5% this quarter, compared to 52.5% for the same period last year.

Taxes

The effective tax rate for this quarter was 23.3% compared to 26.8% in the same quarter last year. This decrease was due primarily to a decrease in the statutory tax rate in Canada along with lower future tax adjustments.

Q3 2011 vs Q2 2011

Net income

Net income of $1,285 million declined $258 million or 17% from last quarter's $1,543 million. The second quarter included the recognition of the acquisition-related gains of $286 million. Excluding these gains, net income was up $28 million or 2% quarter over quarter. The current quarter's earnings reflected growth in net interest income, contributions from recent acquisitions, higher transaction-based fees, and lower provisions for credit losses. These items were partly offset by lower trading and investment banking revenues, and the impact of a higher effective income tax rate.

Total revenue

Total revenue (on a taxable equivalent basis) of $4,373 million was down $213 million or 5% from last quarter's $4,586 million. The quarter-over-quarter decline was due mainly to last quarter's recognition of the acquisition-related gains of $286 million. Solid underlying net interest income, higher transaction-based fees and contributions from recent acquisitions in International Banking, were offset by a reduction in trading and investment banking revenues and unfavourable changes in the fair value of non-trading financial instruments.

Net interest income

Net interest income (on a taxable equivalent basis) grew $148 million from $2,283 million last quarter. The quarter-over-quarter increase was attributable to asset growth, primarily in low-spread deposits with banks and trading assets, and three additional days in the quarter. The net interest margin was relatively flat at 1.67% compared to 1.68% last quarter.

The slight quarter-over-quarter decline in net interest margin was due to higher volumes of low-spread trading securities and deposits with banks, an unfavourable change in the fair value of financial instruments used for asset/liability management purposes and higher levels of non-earning assets. These items were partly offset by a higher contribution from associated corporations, particularly Thanachart Bank in Thailand, and higher income from fixed income trading operations.

Other income

Compared to the previous quarter, other income of $1,942 million was down $361 million or 16%, or $75 million or 4% excluding the acquisition-related gains of $286 million. The decline was due primarily to a reduction in trading revenues, primarily in the fixed income business reflecting weaker market conditions, lower underwriting and non-trading foreign-exchange revenues. The decline in wealth management revenues and unfavourable changes in the fair value of non-trading financial instruments also contributed to the quarter-over-quarter decrease in other income. Offsetting these declines were increases in transaction-based fees due primarily to three additional days in the quarter.

Provision for credit losses

The provision for credit losses was $243 million this quarter, down $19 million from the prior quarter. Moderately higher provisions in International Banking were more than offset by this quarter's reduction in the general allowance, which was unchanged in the prior quarter. Further discussion on credit risk is provided further below.

Non-interest expenses and productivity

Non-interest expenses of $2,381 million were marginally higher compared to last quarter. Increases in remuneration-related expenses were offset by reductions in other operating expenses. The increases in remuneration expenses reflected three additional days in the quarter and higher staffing levels, partially offset by lower performance-based compensation in line with the lower trading and commissionable revenues.

The productivity ratio was 54.5% this quarter, compared to 51.8% last quarter.

Taxes

The effective tax rate for this quarter was 23.3% compared to 17.8% last quarter. The increase from last quarter was substantially due to the non-taxable acquisition-related gains of $286 million recorded in the prior quarter. There was also a lower level of tax-exempt income in the current quarter, partly offset by lower taxes in foreign subsidiaries.

Year-to-date Q3 2011 vs Year-to-date Q3 2010

Net income

Net income for the nine months was $4,028 million, which compares to net income before non-controlling interests of $3,224 million for the same period last year. This was $804 million or 25% higher than last year, or $901 million or 28% excluding the negative impact of foreign currency translation of $97 million. The year-over-year increase includes the current period's acquisition-related gains and reflects both organic growth and contributions from recent acquisitions, with increased net interest income and higher transaction-based fees. Strong investment banking and securitization revenues, lower provisions for credit losses, and the impact of a lower effective tax rate also contributed to the growth in net income. These items were partly offset by higher non-interest expenses, lower net gains on securities and reduced trading revenues.

Total revenue

For the nine months, total revenue (on a taxable equivalent basis) of $13,155 million was up $1,376 million or 12% from the same period last year. Excluding the negative impact of foreign currency translation of $192 million, total revenue was up $1,568 million or 13%. In addition to the acquisition-related gains in the current year of $286 million, the year-over-year increase was due primarily to higher net interest income and increased wealth management revenues with contributions from both recent acquisitions and existing mutual fund operations. Recent acquisitions accounted for $639 million of the increase. There were also increases in underwriting and other transaction-based fees, higher securitization revenues and favorable changes in the fair value of non-trading financial instruments. These items were partly offset by lower net gains on securities and a decline in trading revenues, primarily in fixed income.

Net interest income

Year-to-date net interest income (on a taxable equivalent basis) was $7,085 million up $491 million or 7% from the same period last year, despite the negative impact of foreign currency translation of $102 million. The increase was driven by organic asset growth, primarily in residential mortgages in Canadian Banking and retail and commercial lending in International, partly offset by a lower net interest margin.

The year-to-date net interest margin of 1.70% declined from 1.72% in the same period last year, due mainly to growth in low-spread trading securities and securities purchased under resale agreements. These factors were partly offset by the favorable changes in the fair value of financial instruments used for asset/liability management purposes and the higher spread on the loan portfolio of R-G Premier Bank.

Other income

For the nine-month period, other income was $6,070 million, an increase of $885 million or 17% from the same period last year. Excluding the negative impact of foreign currency translation of $90 million, other income grew by $975 million or 19%. The results include the acquisition-related gains of $286 million. The year-over-year increase reflects higher wealth management revenues as a result of the recent acquisition of DundeeWealth Inc (DundeeWealth) and growth in the existing mutual funds business. There were also higher transaction-based fees and increased securitization and investment banking revenues. In addition, last year's results included a loss on the Bank's investment in an affiliate in Venezuela, from a significant devaluation in the Venezuelan bolivar, offset by a one-time gain on the sale of the pension administration business in Mexico. These items were partly offset by a reduction in fixed income trading revenues and lower net gains on securities.

Provision for credit losses

For the nine-month period, total provisions for credit losses were $774 million, down $211 million from $985 million during the same period last year. The majority of the decrease was attributable to lower provisions in International Banking and, to a lesser extent, in Canadian Banking, somewhat offset by modestly higher provisions in Scotia Capital. In the current period, the provision for credit losses benefitted from a reversal of $30 million of the general allowance, while over the same period last year there was a reversal of the sectoral allowance of $44 million. Further discussion on credit risk is provided further below.

Non-interest expenses and productivity

For the nine-month period, non-interest expenses were $7,045 million, up $1,046 million or 17% from $5,999 million last year. Excluding the positive impact of foreign currency translation of $60 million, expenses were up $1,106 million or 18%. Recent acquisitions accounted for $432 million of the increase. The remaining growth of $673 million was due mainly to higher remuneration-related expenses as a result of increased staffing levels and higher stock-based compensation. Performance based compensation was also up from volume-related commissionable revenues and increases across most incentive plans based on results to date. There were higher pension and benefits expenses from changes in actuarial assumptions and plan asset values. The remaining growth across the expense categories was to support ongoing growth initiatives.

The year-to-date productivity ratio was 53.6% compared to 50.9% for the same period last year.

Taxes

The year-to-date effective tax rate was 21.4%, compared to 29.6% for the same period last year. This decrease was due mainly to the non-taxable acquisition-related gains, higher tax-exempt income and a reduction in the statutory tax rates in Canada. There were also lower taxes in foreign subsidiaries and lower future tax adjustments.

Risk management

The Bank's risk management policies and practices are unchanged from those outlined in pages 62 to 77 of the 2010 Annual Report.

Credit risk

Provision for credit losses

The provision for credit losses was $243 million this quarter, compared to $276 million in the same period last year and $262 million in the previous quarter. This included reductions in the general allowance of $30 million this quarter and a reversal of the sectoral allowance of $24 million in the same period last year. Specific provisions for credit losses were $273 million this period, down from $300 million in the same period last year and slightly up from $262 million last quarter.

The provision for credit losses was $145 million in Canadian Banking, down from $163 million in the same quarter last year but unchanged from the previous quarter. Compared to the same quarter last year, lower retail provisions were partly offset by higher commercial provisions related to one account, as well as the benefit last year of a $6 million reversal of the sectoral allowance specific to the automotive industry. Compared to the prior quarter, lower retail provisions were fully offset by higher commercial provisions.

International Banking's provision for credit losses was $120 million this quarter, compared to $138 million in the same period last year, and $106 million last quarter. Compared to the same quarter last year, retail provisions declined, primarily in Mexico, and commercial provisions improved across most regions. Compared to last quarter, retail provisions remained relatively unchanged, while commercial provisions were higher.

Scotia Capital's provision for credit losses was $8 million this quarter, compared to net reversals and recoveries of $25 million in the same period last year, and $10 million in provisions in the prior quarter. Last year's results included an $18 million reversal of the sectoral allowance specific to the automotive industry. In the current period, new provisions in Canada were partially offset by net reversals and recoveries in the U.S.

Global Wealth Management did not incur any provisions for credit losses this quarter.

Allowances for credit losses

The total allowance for credit losses increased to $2,824 million as at July 31, 2011, from $2,796 million as at October 31, 2010.

Specific allowances in Canadian Banking increased to $664 million as at July 31, 2011, from $608 million as at October 31, 2010 due to an increase in commercial portfolios specific allowances.

In International Banking, specific allowances were $705 million unchanged from the year end.

Scotia Capital's specific allowances declined to $63 million from $64 million as at October 31, 2010.

The general allowance for credit losses decreased to $1,382 million as at July 31, 2011, from $1,410 million last year end, due primarily to lower estimates of inherent losses in the non-retail portfolio.

Impaired loans

Total gross impaired loans at July 31, 2011, were $4,205 million, down $216 million from October 31, 2010, attributable to declines in most business lines.

Total net impaired loans in Canadian Banking were $534 million, down from $608 million at October 31, 2010, due to declines in retail and commercial net impaired loans.

International Banking's total net impaired loans decreased to $2,046 million from $2,209 million as at October 31, 2010, also due to declines in both retail and commercial portfolios. Included in impaired loans are $427 million (October 31, 2010 - $553 million) of purchased impaired loans from the 2010 R-G Premier Bank acquisition. The loans purchased are recorded at fair value on acquisition date and no allowance is recorded on acquisition date as credit losses are included in the determination of the fair value. Under IFRS, these purchased impaired loans will not be included in impaired loans as long as expected cash flows continue to equal or exceed the amounts expected at acquisition.

In Scotia Capital, total net impaired loans were $179 million at the end of this quarter, compared to $227 million at the end of last year, due to reductions in net impaired loans in the U.S. and Canadian portfolios.

Overview of loan portfolio

A large portion of the Bank's loan portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower and geography. As at July 31, 2011, these loans amounted to $184 billion or 61% of the Bank's total loans outstanding, in line with last quarter (after specific allowances but before general allowances for credit losses). A very high percentage of these residential mortgages and consumer loans are secured, with Canadian Banking's portfolio 92% secured and International Banking's portfolio 76% secured.

Credit Risk related to certain European countries of current focus

As a result of the Bank's broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The Bank's exposure to certain European countries that have come under recent focus is not significant, with no sovereign risk exposure to Greece, Italy, Portugal or Spain as at July 31, 2011. The Bank had Irish sovereign exposure of $210 million as at July 31, 2011 largely in the form of central bank deposits arising from regulatory reserve requirements to support the Bank's operations in Ireland.

With respect to exposures to banks of the aforementioned countries, the Bank had no exposure to Greek banks at quarter end. As at July 31, 2011, exposures to banks in Portugal, Ireland and Spain were $95 million, $112 million, and $143 million, respectively. The Bank had exposures to Italian banks of $1,127 million, primarily related to precious metals trading and lending activities. As well, the Bank had no significant trading securities exposure.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the third quarter, the average one-day VaR was $11.8 million compared to $12.7 million for the same quarter last year. The decline was primarily the result of decreased interest rate and foreign exchange risk partially offset by increased equity risk. Compared to the previous quarter, the average one-day VaR decreased from $12.1 million to $11.8 million primarily due to lower interest rate and equity risk.

	Average for the three months ended
Risk factor ($ millions)	July 31 2011	April 30 2011	July 31 2010
Interest rate	$10.0	$11.9	$11.8
Equities	5.3	7.3	3.5
Foreign exchange	0.9	1.4	1.4
Commodities	1.9	2.0	2.2
Diversification effect	(6.3)	(10.5)	(6.2)
All-Bank VaR	$11.8	$12.1	$12.7

There were nine trading loss days in the third quarter, compared to two days in the previous quarter reflecting greater volatility in capital markets. The losses were well within the range predicted by VaR.

Liquidity risk

The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Banks' obligations. As at July 31, 2011, liquid assets were $171 billion or 30% of total assets, compared to $187 billion or 33% of total assets as at April 30, 2011. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 65% and 35%, respectively (April 30, 2011 - 61% and 39%, respectively). The decrease in liquid assets was attributable to a reduction in deposits with banks.

In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. As at July 31, 2011, total assets pledged were $108 billion, compared to $105 billion as at April 30, 2011. The quarter-over-quarter change is largely explained by an increase in pledging activity to support the Bank's covered bond program, partly offset by a decrease of securities borrowing and lending activities. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies.

Balance sheet

The Bank's total assets at July 31, 2011 were $568 billion, up $41 billion from October 31, 2010. Excluding the negative impact of foreign currency translation, total assets were up $53 billion or 10%.

Cash resources grew by $12 billion, due to increases in interest bearing deposits with banks and precious metals.

Total securities increased by $10 billion from October 31, 2010, mainly in trading securities from higher holdings of equities, corporate bonds and highly-rated foreign government debt. Equity accounted investments decreased $240 million due primarily to the acquisition of the remaining shares of DundeeWealth.

As at July 31, 2011, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $1,073 million, a decrease of $116 million from October 31, 2010. Decreases in the unrealized gains on mortgage-backed securities created and retained by the bank and corporate and foreign government debt were partially offset by increases in the values of equity securities from improvements in capital markets.

The Bank's loan portfolio increased $9 billion from October 31, 2010. Excluding the negative impact of foreign currency translation, loans increased $14 billion or 5%. Business and government loans rose $7 billion, mainly due to growth in Latin America, Asia and ScotiaMocatta. In retail lending, residential mortgages increased $3 billion.

Increases of $1.2 billion in goodwill and $2.6 billion in other intangible assets were due primarily to the acquisition of DundeeWealth.

Total liabilities were $535 billion as at July 31, 2011, up $37 billion from October 31, 2010. Excluding the negative impact of foreign currency translation, total liabilities rose $49 billion or 10%.

Total deposits increased by $29 billion, net of negative foreign currency translation of $10 billion. Personal deposits increased by $3 billion, primarily from growth in high interest savings accounts in Canada. Business and Government deposits grew by $26 billion, mainly in the U.S.

Obligations related to securities sold under repurchase agreements grew by $6 billion. Derivative instrument liabilities increased by $2 billion, which was similar to the increase in derivative instrument assets.

Total shareholders' equity increased $4,718 million from October 31, 2010, which included the reclassification of non-controlling interests of $602 million. This increase was driven by internal capital generation of $2,155 million, the issuance of common shares of $1.8 billion and preferred shares of $409 million for the purchase of DundeeWealth, as well as $585 million common shares issued through the Dividend Reinvestment Plan and the exercise of options. Partially offsetting this growth was an increase of $883 million in accumulated other comprehensive loss, which arose primarily from an increase in unrealized foreign exchanges losses from the strengthening of the Canadian dollar.

Capital management

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank's capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank's capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank's ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank's capital management practices are unchanged from those outlined on pages 40 to 46 of the 2010 Annual Report.

Capital ratios

The Bank continues to maintain a strong capital position.

The Tier 1 and Total capital ratios as at July 31, 2011, were 12.3% and 14.1%, respectively, up from 12.0% and 13.9% as at April 30, 2011 and 11.8% and 13.8% as at October 31, 2010.

The increase in the ratios since the year end was driven by strong internally generated capital and the issuance of common and preferred shares in relation to the DundeeWealth acquisition. The growth in capital offset the negative impact of the higher goodwill and intangibles that arose from the acquisition as well as the higher risk-weighted assets since year end. Quarter over quarter, the increase was driven by internal capital generation and issuance of common shares through the Bank's Dividend Reinvestment Plan, partially offset by $2 billion growth in risk-weighted assets.

The tangible common equity ratio was higher at 9.6% as at July 31, 2011, compared to 9.3% as at April 30, 2011, but relatively in line with 9.7% as at October 31, 2010.

Basel III

On December 16, 2010, the Basel Committee on Banking Supervision (BCBS) published the final revised capital adequacy rules, commonly referred to as Basel III, that increases capital requirements and introduces an internationally harmonized leverage ratio. The increased capital requirements are to be phased-in commencing January 1, 2013 through January 1, 2019. As of January 2019, the Bank will be required to meet a new minimum Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7% of risk-weighted assets.

Overall, the Basel III rules will increase regulatory deductions from common equity and result in higher risk- weighted assets for the Bank. Management has performed various analyses and projections and continues to believe that, with the Bank's proven record of strong internal capital generation and its lower-risk business model the Bank is well positioned to meet the 2019 Basel III capital requirements early in the implementation period. Based on our current assumptions and understanding of the Basel III rules text, the Bank estimates its common equity Tier 1 ratio to be in the range of 7% - 7.5% by the first quarter of 2013.

In addition, on January 13, 2011, additional guidance was issued by the BCBS, with respect to requirements for loss absorbency of capital at the point of non-viability. An Advisory from the Office of Superintendent of Financial Institutions in Canada was issued on August 16, 2011 confirming these requirements as effective on January 1, 2013. These rules affect the eligibility of instruments for inclusion in regulatory capital and provide for a transition and phase-out of these instruments.

All of the Bank's current non-equity capital instruments do not meet these additional criteria and will be subject to phase-out commencing January 2013. Certain innovative Tier 1 capital instruments issued by the Bank contain regulatory event redemption rights. The Bank has no present intention of invoking any regulatory event redemption features in these capital instruments. However, the Bank reserves the right to redeem, call or repurchase any capital instruments within the terms of each offering at any time in the future.

Common dividend

The Board of Directors, at its meeting on August 29, 2011, approved the quarterly dividend of 52 cents per common share. This quarterly dividend applies to shareholders of record as of October 4, 2011 and is payable October 27, 2011.

Financial instruments

Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section above. The methods of determining the fair value of financial instruments are detailed on pages 79 to 80 of the 2010 Annual Report. Management's judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Total derivative notional amounts were $2,708 billion as at July 31, 2011, compared to $2,055 billion as at October 31, 2010, due largely to an increase in the volume of interest rate contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking master netting arrangements into account, was $20.8 billion, compared to $21.5 billion in the previous quarter.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on pages 50 to 51 of the Bank's 2010 Annual Report. This disclosure provided a detailed discussion on the nature and extent of the Bank's exposures. There have been no significant changes to the Bank's exposure to mortgage-backed securities, asset-backed commercial paper, structured investment vehicles, Alt-A loans and securities, highly leveraged loans awaiting syndication and auction-rate securities.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

As at July 31, 2011, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Balance Sheet was $845 million (April 30, 2011 - $866 million; October 31, 2010 - $943 million). The fair value was $641 million (April 30, 2011 - $636 million; October 31, 2010 - $623 million). None of these cash-based CDOs and CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs and CLOs has not changed significantly since April 30, 2011 and October 31, 2010.

The Bank's remaining exposure to synthetic CDOs and CLOs was $126 million as at July 31, 2011 (April 30, 2011 - $129 million; October 31, 2010 - $185 million). During the quarter, the Bank recorded a pre-tax loss of $4 million in net income for changes in fair value of synthetic CDOs and CLOs (second quarter of 2011 - pre-tax gain of $8 million; third quarter of 2010 - pre-tax loss of $5 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the widening of credit spreads. The overall risk profile of synthetic CDOs and CLOs has not changed significantly since April 30, 2011 and October 31, 2010.

Trading portfolio

The Bank holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps.

The risk profile of the Bank's CDOs outstanding has not changed significantly from April 30, 2011 and October 31, 2010.

Exposure to monoline insurers

There was no significant change to the Bank's direct or indirect exposure to monoline insurers since the year end.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank's results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 46 to 49 of the Bank's 2010 Annual Report.

Multi-seller conduits sponsored by the Bank

The Bank sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States.

The Bank's primary exposure to these conduits is the liquidity support provided. The Bank is only obligated to purchase interest in the assets owned by these conduits. The administration agent can require the liquidity provider to perform under its asset purchase agreement in the event the conduit is unable to access the commercial paper market. The Bank is not obligated to purchase assets from the conduits in the event the conduit meets the requirements of an insolvency event.

Canada

Total liquidity facilities provided to the Canadian-based conduits were $2.0 billion as at July 31, 2011 (April 30, 2011 - $1.5 billion; October 31, 2010 - $1.4 billion). As at July 31, 2011, total commercial paper outstanding for the Canadian based conduits administered by the Bank was $1.3 billion (April 30, 2011 - $0.8 billion; October 31, 2010 - $0.9 billion). Funded assets purchased and held by the Bank's two Canadian multi-sellers as at July 31, 2011, as reflected at original cost, were $1.3 billion (April 30, 2011 - $0.8 billion; October 31, 2010 - $0.9 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2010.

United States

Total liquidity facilities provided to the U.S.-based conduit were $6.6 billion as at July 31, 2011 (April 30, 2011 - $6.4 billion; October 31, 2010 - $6.5 billion). The Bank also provides a program-wide credit enhancement to this conduit. As at July 31, 2011, total commercial paper outstanding for the U.S.-based conduit administered by the Bank was $3.4 billion (April 30, 2011 - $3.4 billion; October 31, 2010 - $3.1 billion). Funded assets purchased and held by the Bank's U.S. multi-seller conduit as at July 31, 2011 were $3.4 billion (April 30, 2011 - $3.4 billion; October 31, 2010 - $3.1 billion). The fair value of these assets as at July 31, 2011 was $3.2 billion (April 30, 2011 - $3.1 billion; October 31, 2010 - $2.7 billion). There has been no significant change in the composition of this conduit since October 31, 2010.

Other off-balance sheet arrangements

The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in the Bank's exposures through these liquidity facilities since the year end. The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost-effective means to fund the growth in this portfolio. A further $2.0 billion in residential mortgages was securitized this quarter, bringing the balance of outstanding mortgages securitized to $17.7 billion as at July 31, 2011, compared to $16.0 billion as at October 31, 2010.

Guarantees and other indirect commitments remained at the same levels as October 31, 2010. Fees from guarantees and loan commitment arrangements recorded in other income were $111 million in the three-month period ended July 31, 2011, compared to $108 million in the previous quarter.

Accounting Policies and Controls

Accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 1 to the 2010 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in the Bank's 2010 Annual Report.

Changes in accounting policies

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests. These standards are aligned with International Financial Reporting Standards (IFRS) and are effective for periods beginning on or after January 1, 2011, with earlier adoption permitted. If an entity elects to early adopt, all three standards are required to be adopted concurrently.

The business combination standard addresses the valuation of the identified assets and liabilities acquired in a business combination and the date at which the valuations should be determined. The other two standards are revised to ensure that the requirements embedded in the business combination standards are applied appropriately to the preparation of consolidated financial statements and the accounting for non-controlling interest after the acquisition date.

In the prior quarter, the Bank elected to early adopt all three standards retrospectively from November 1, 2010. As a result, all business acquisitions that occurred from November 1, 2010 have been accounted for under the revised standards.

The key principle underlying the business combinations standard is that all acquisitions be measured at fair value on the acquisition date. The key changes in the standards are:

•	The acquisition accounting is at fair value (under prior GAAP only the Bank's proportionate share of fair value adjustments were accounted for);
•	Non-controlling interest is measured at fair value (excluding the proportionate share of goodwill) and treated as equity;
•	Acquisition-related costs and restructuring costs are expensed as incurred while prior GAAP permitted some costs to be set up at acquisition date;
•	Contingent consideration and other contingent liabilities, if any, are recorded at fair value on acquisition and subsequent changes in fair value are recorded in income;
•
When the purchase consideration is in the form of equity shares of the acquirer, they are measured at fair value at the acquisition date, rather than the prior GAAP requirement which is the announcement date; and

•	Step-acquisitions are accounted for at fair value allowing for a gain/loss to be recognized in income on the date of the transaction due to the revaluation of the original investment.

The retrospective application of the revised accounting standards resulted in a restatement of the first quarter consolidated financial statements only with respect to non-controlling interest. Other than the reclassification of non-controlling interest, there was no material impact to the Bank's consolidated financial statements as at and for the quarter ended January 31, 2011. The reclassifications relating to non-controlling interests were as follows:

•	Non-controlling interests have been reclassified from liabilities to equity in the Consolidated Balance Sheet.
•
Non-controlling interests' portion of income is no longer a deduction when calculating the net income in the Consolidated Statement of Income. Instead, net income is apportioned between the Bank's equity holders and the non-controlling interests.

With respect to the second quarter consolidated financial statements, the adoption of these new Canadian accounting standards resulted in a net gain of $286 million being recorded in the Consolidated Statement of Income. The gain arose substantially from accounting for the Bank's investment in DundeeWealth. The additional investment in the second quarter was considered a step-acquisition and accounted for on a fair value basis resulting in a gain of $260 million from the revaluation of the Bank's existing 18% investment in DundeeWealth.

The remaining $26 million gain related to the acquisition accounting for a recent acquisition which was purchased at a price lower than fair value. The new standards require negative goodwill to be recognized in income without first reducing non-monetary assets, resulting in a higher gain in income under the new standards.

Under prior Canadian GAAP, $26 million would have been recorded as negative goodwill. With the change, the total negative goodwill recognized for the acquisition was $52 million.

The adoption of these new accounting standards resulted in additional purchase consideration of approximately $350 million on the acquisition of DundeeWealth. The increase was due primarily to the following:

•	The gain from the revaluation of the Bank's original investment is considered part of the purchase consideration; and
•	The common shares issued by the Bank as consideration for the acquisition were valued at closing date price versus announcement date price as per prior GAAP (incremental $110 million).

Future accounting changes

Transition to International Financial Reporting Standards (IFRS)

Canadian publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011 (adoption date), and will include the preparation and reporting of one year of comparative figures, including an opening balance sheet as at November 1, 2010 (transition date).

Pages 83 to 87 of the Bank's 2010 Annual Report contain a comprehensive discussion of the Bank's changeover plan, including key elements, milestones and status of the Bank's IFRS project. In addition, accounting policy differences and choices under IFRS that have the potential to be the most significant to the Bank are discussed in detail. Readers are encouraged to review this comprehensive discussion in conjunction with the following.

Key elements of the Bank's IFRS changeover plan

The Bank's IFRS transition project continues to progress on track with the changeover plan. The following summarizes the Bank's progress since the year end towards completion of selected key activities and milestones contained in its conversion plan.

Financial statement presentation

The recommended format of the annual and interim IFRS financial statement and note disclosures is substantially complete. These statements and notes may evolve as the Bank continues to assess best practices and industry views.

The quantification and preparation of the IFRS opening balance sheet, comparative year results and note disclosures are close to finalization. Estimates for significant impacts to the opening balance sheet have been determined and are disclosed below.

Training and communication

Training programs to finance and other key stakeholders, including the Board of Directors and senior management, continue to be provided, including specific training to credit/loan officers across the organization through various channels, and are increasingly focused on specific subjects.

Information technology systems

A solution for the capture of comparative year financial information (including the IFRS opening balance sheet) has been implemented.

The Bank has not identified the need for any significant modifications to its systems as a result of IFRS changes.

Business and process activities

Process changes are being implemented as required to address the impact on financial reporting, and on other areas such as the Bank's performance measurement processes, including planning and budgeting and capital management.

Control environment

Changes in internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P), resulting from changes to policies, processes and systems, continue to be assessed and implemented as required. To date, the Bank has not identified any changes that may have a pervasive or systemic impact to policies, processes and systems.

Key financial impacts

Key differences between current accounting policies and IFRS requirements

The Bank has determined a number of key differences that have the potential to significantly affect the financial statements, operations or capital of the Bank. The key differences are discussed in more detail in the Bank's 2010 Annual Report. Net adjustments to the Bank's opening balance sheet resulting from differences between Canadian GAAP and IFRS will be recorded against retained earnings on transition, or other components of equity.

The full impact of IFRS on the Bank's consolidated financial results at the time of transition is dependent upon finalization and audit of the IFRS adjustments, including finalization and approval of accounting policy choices and IFRS adoption decisions. As such, the Bank is still in the process of finalizing its IFRS adjustments. Estimates for certain significant opening balance sheet impacts, however, are discussed below. These estimates may change as the Bank refines its IFRS impacts and finalizes its IFRS accounting decisions. At this time, the total estimated negative impact of the cumulative adjustments on total shareholders' equity is approximately $1 billion and the resultant net negative impact on the Bank's Tier 1 capital ratio is approximately 75 basis points.

Consolidation

Canadian GAAP determines consolidation of an entity using two frameworks: the variable interest entity (VIE) and voting control models. The consolidation of a VIE under Canadian GAAP is based on whether the Bank is exposed to the majority of the VIE's expected losses or residual returns, or both and considered to be the primary beneficiary.

Under IFRS, an entity (including a special purpose entity, SPE) is consolidated based solely on control, which is evidenced by the power to govern the financial and operating policies of an entity to obtain benefit. When assessing control under IFRS, all relevant factors are considered, including qualitative and quantitative aspects.

As a result of the differences in criteria, certain SPEs are required to be consolidated under IFRS that were not consolidated under Canadian GAAP, including one Bank-sponsored multi-seller conduit and the Bank's capital instrument trusts. In addition, certain capital instruments issued by one of the Bank's capital instrument trusts which is now consolidated have been assessed under IFRS as being equity instruments or compound instruments comprising both liability and equity components. The equity classification, in whole or for part of the instruments, is due to certain payment features in these instruments that do not create an unavoidable obligation to pay cash. The trust's instruments with these equity-based features will be classified, in whole or in part as applicable, as capital instruments equity.

The estimated overall impact is an increase in the Bank's assets of approximately $2.7 billion, an increase in liabilities of approximately $2.0 billion, an increase in capital instruments equity of approximately $1.0 billion, and a decrease in opening retained earnings of approximately $0.3 billion.

Business combinations

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards (IFRS 1), an entity may elect to not retrospectively restate any business combinations that occurred prior to the transition date.

Although the Bank will likely elect to not restate any business combinations that occurred prior to November 1, 2010, certain adjustments are still required upon transition to IFRS for items such as fair valuing contingent consideration and the recognition of intangible assets previously written off under Canadian GAAP. The estimated impact from these adjustments is an increase in assets of $2 million, an increase in liabilities of $46 million and a decrease to equity of approximately $44 million after-tax.

Share-based payments

IFRS requires cash-settled (i.e. liability-classified) awards to be remeasured at each reporting date based on changes in the fair value of the liability. Under Canadian GAAP, liability-classified awards are remeasured at each reporting date based on changes in the intrinsic value of such awards.

IFRS 1 allows the choice of not having to remeasure liability-classified awards to their fair value for those awards that have already settled by the transition date. The estimated impact on transition for the awards that have not settled by the date of transition is a decrease to opening retained earnings of approximately $21 million offset by an increase in other liabilities of $20 million and a decrease in deferred tax assets of $1 million.

Employee benefits

Under IFRS 1, an entity may elect to recognize all cumulative unamortized actuarial gains and losses for employee defined benefit plans at transition date instead of retrospective restatement, with an offsetting adjustment against opening retained earnings.

The Bank will likely elect to use the employee benefits exemption. The estimated impact of this election would be a reduction to opening retained earnings of approximately $1.5 billion after-tax. The impact under IFRS differs from Canadian GAAP amounts due to adjustments for items such as using an October 31 measurement date for the actuarial valuation, and using fair values for determining the expected return on plan assets.

Cumulative translation differences

IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, instead of recalculating from inception. This would result in the reclassification of amounts in accumulated other comprehensive income (AOCI) to opening retained earnings on transition.

The Bank will likely elect to use this exemption. The reclassification of the cumulative translation loss from AOCI to opening retained earnings would be $4.5 billion, which was the Canadian GAAP amount as at October 31, 2010.

Derecognition of financial assets and liabilities

Canadian GAAP uses a control-based model to assess derecognition, while IFRS primarily focuses on whether risks and rewards have been substantively transferred. As a result of the differences in criteria, transfers of certain financial assets that previously qualified for derecognition under Canadian GAAP will no longer qualify under IFRS.

The Bank's insured residential mortgage securitizations through the Canadian Government's Canada Mortgage Bond (CMB) Programs receive off-balance sheet treatment under Canadian GAAP. These mortgage securitization transactions will not meet the derecognition criteria under IFRS. Additionally, mortgages securitized and retained as mortgage-backed securities (MBS), currently classified as available-for-sale on the Bank's balance sheet under Canadian GAAP, would be reclassified to residential mortgages under IFRS.

In December 2010, the International Accounting Standards Board (IASB) issued amendments to IFRS 1 to allow first-time adopters the option of applying the IFRS derecognition requirements prospectively to transactions occurring on or after an entity's transition date; or retrospectively from a date of the entity's choosing. In February 2011, OSFI issued an advisory requiring all federally regulated entities to apply the derecognition requirements retrospectively from January 1, 2004.

Application of the derecognition criteria from January 1, 2004, is estimated to result in an increase in residential mortgages and other assets of approximately $31 billion, an increase in deposits and other liabilities of approximately $15 billion and a decrease in available-for-sale securities of approximately $16 billion. The net impact to opening retained earnings would be an increase of approximately $140 million after-tax. In addition, there would be a decrease in AOCI of approximately $340 million after-tax related to the available-for-sale securities.

Future changes in standards

The Bank actively monitors developments and changes in standards from the IASB and the Canadian Accounting Standards Board (AcSB), as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB recently issued the following revised standards: consolidated financial statements, joint arrangements, disclosure of interest in other entities, fair value measurement, presentation of financial statements, and employee benefits. They also expect to finalize changes to standards on hedge accounting (excluding portfolio hedging) and offsetting of financial assets as well as re-expose impairment of financial assets by the end of 2011. Additionally, the IASB has decided to postpone the mandatory application of IFRS 9, Financial Instruments, which has been communicated in an exposure draft. Most of these changes are expected to impact the Bank beginning fiscal 2014 at the earliest. The impact of these changes has not been determined.

Changes in internal control over financial reporting

There have been no changes in the Bank's internal control over financial reporting during the quarter ended July 31, 2011, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

Related party transactions

There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 87 and 140 of the 2010 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Outlook

Global economic recovery is unlikely to be derailed by current market activity. However, global growth has lost considerable momentum from the winding down of both government stimulus and inventory restocking and the increased volatility in financial and currency markets.

Internationally, the developing countries are continuing to record strong performances throughout Asia-Pacific and Latin America where the Bank has active operations. Despite ongoing competitive challenges, Canada and Mexico should outperform most of the other developed nations because of their comparatively stronger employment conditions, diversified economies, and large commodity sectors.

With the results achieved during the first nine months of the year, the Bank is well positioned to achieve its established objectives for 2011.

Business Segment Review

Canadian Banking	For the three months ended				For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2011	April 30 2011		July 31 2010(2)	July 31 2011		July 31 2010(2)
Business segment income
Net interest income	$1,240	$1,170		$1,222	$3,664		$3,678
Provision for credit losses	145	145		163	455		533
Other income	337	328		327	1,003		975
Non-interest expenses	794	737		748	2,268		2,202
Provision for income taxes	177	172		196	542		589
Non-controlling interest in net income of subsidiaries(3)	N/A	N/A		-	N/A		1
Net income	$461	$444		$442	$1,402		$1,328
Net income attributable to non-controlling interests(3)	$1	$1	$	N/A	$3	$	N/A
Net income attributable to equity holders of the Bank(3)	$460	$443		$442	$1,399		$1,328
Other measures
Return on economic equity(1)	37.2%	37.4%		39.1%	38.3%		38.6%
Average assets ($ billions)	$211	$207		$200	$208		$196

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Amounts for July 31, 2010, have been restated to reflect the reorganization of the business segments, which now include Global Wealth Management.
(3)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

Q3 2011 vs Q3 2010

Canadian Banking reported net income of $461 million this quarter, an increase of $19 million or 4% compared to net income before non-controlling interests of $442 million in the same period last year. Return on economic equity declined to 37.2% from 39.1%.

Average assets before securitization grew $11 billion or 6% from the same quarter last year. The increase was due primarily to continued growth in residential mortgages which were up $9 billion or 7%. In addition, consumer auto loans and commercial lending (including bankers' acceptances) each grew by $1 billion. Average deposits rose by $5 billion (4%), with strong growth in each of retail, small business and commercial. Retail growth was recorded in high-interest savings deposits as well as in alternate channel GICs. Small business and commercial growth occurred in both current accounts and term deposits.

Total revenues increased by $28 million or 2% from the same period last year with higher revenues in both net interest income and other income.

Net interest income of $1,240 million was up $18 million or 2% from the third quarter of last year. Higher net interest income from asset and deposit growth was largely offset by a lower net interest margin. The margin decrease reflected higher volume growth in relatively lower yield variable rate mortgages, the impact of competitive pressure on new mortgage volume spreads and an increase in wholesale rates used for transfer pricing.

Other income increased $10 million or 3% from the same quarter last year mainly from higher transaction-driven card revenues in retail banking, service fees in retail and small business banking and credit fees in commercial.

The provision for credit losses was $145 million this quarter, down from $163 million in the same quarter last year. Lower retail provisions were partly offset by higher commercial provisions related to one account, as well as the benefit last year of a $6 million reversal of the sectoral allowance specific to the automotive industry.

Non-interest expenses rose $46 million or 6% compared to the same quarter last year primarily due to higher pension costs from changes in actuarial assumptions and plan asset values, performance based compensation and advertising.

Q3 2011 vs Q2 2011

Quarter over quarter, net income increased by $17 million or 4%. Return on economic equity was 37.2% versus 37.4% last quarter.

Average assets before securitization rose $4 billion or 2%, with growth in personal and commercial lending. The largest increase was in residential mortgages, which were up $3 billion (2%). There was also significant growth in consumer auto loans and commercial loans (including banker's acceptances). Deposits grew $2 billion or 1%, primarily in commercial current accounts and term deposits. Deposits increased in retail and small business banking, mainly in current accounts and high interest savings.

Total revenue was up $79 million, up 5% from last quarter. Net interest income increased by $70 million or 6%, primarily from strong growth in retail mortgages and three more days in the quarter. The net interest margin was relatively unchanged.

Other income was up $9 million or 3% quarter over quarter, primarily due to higher credit fees in Commercial Banking. Higher card revenues and service charges in retail were largely offset by seasonal declines in other categories.

The provision for credit losses was $145 million this quarter, unchanged from the previous quarter as lower retail provisions were fully offset by higher commercial provisions.

Non-interest expenses increased by $57 million or 8% mainly due to three more days in the quarter, higher transaction-based credit card-related costs and increased performance-based compensation.

International Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2011	April 30 2011		July 31 2010(2)	July 31 2011		July 31 2010(2)
Business segment income
Net interest income	$1,013	$963		$949	$2,949		$2,636
Provision for credit losses	120	106		138	333		488
Other income	326	353		311	1,017		1,009
Non-interest expenses	764	700		689	2,225		1,945
Provision for income taxes	105	108		141	296		393
Non-controlling interest in net income of subsidiaries(3)	N/A	N/A		17	N/A		51
Net income	$350	$402		$275	$1,112		$768
Net income attributable to non-controlling interests(3)	$18	$16	$	N/A	$52	$	N/A
Net income attributable to equity holders of the Bank(3)	$332	$386		$275	$1,060		$768
Other measures
Return on economic equity(1)	13.6%	15.9%		12.0%	14.4%		12.1%
Average assets ($ billions)	$93	$89		$87	$91		$83

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Amounts for July 31, 2010, have been restated to reflect the reorganization of the business segments, which now include Global Wealth Management.
(3)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

Q3 2011 vs Q3 2010

International Banking had solid net income in the third quarter of $350 million, up 20% compared to net income before non-controlling interests of $292 million in the same period last year. Return on economic equity was 13.6% versus 12.0% last year.

Average assets were $93 billion this quarter, an increase of $6 billion or 7% from the same period last year. There was solid underlying organic growth in commercial lending (11%) across most geographies. Retail loan growth was up 3% primarily in Peru and Chile. Together with acquisitions this growth more than offset the negative impact of foreign currency translation. Underlying growth in low-cost deposits of 11% was widespread, led by the Caribbean region and Peru.

Total revenues increased $79 million or 6%, over the same period last year, with good growth in both net interest income and other income. Revenues were up a strong 10% excluding the negative impact of foreign currency translation.

Net interest income was $1,013 million, up $64 million or 7% over last year, mainly from broad based organic loan growth and acquisitions, despite the negative impact of foreign currency translation and fair value changes in financial instruments used for asset/liability management purposes.

Other income was $326 million, up $15 million or 5% compared to last year, due largely to acquisitions and higher transaction-based fees partly offset by lower securities gains.

The provision for credit losses was $120 million this quarter compared to $138 million in the same period last year following general economic improvements. Retail provisions declined, primarily in Mexico, and commercial provisions improved across most regions.

Non-interest expenses were $764 million, up $75 million or 11% year over year, including increases associated with new acquisitions. Expense growth was also due to investment in sales and support staff and branch expansion, particularly in Mexico, Peru and Chile.

The effective tax rate decreased to 23.1% from 32.5% reflecting a non-recurring future tax adjustment last year.

Q3 2011 vs Q2 2011

Quarter over quarter, net income was down $52 million or 13%, entirely due to last quarter's $52 million negative goodwill on a recent acquisition. Return on economic equity was 13.6% compared to 15.9% last quarter.

At $93 billion, average assets were up $4 billion or 4% compared to last quarter. This was due primarily to sustained growth in retail and commercial loans in Peru and Chile, and commercial loans in Asia, Peru and Mexico. Low-cost deposits grew 3%.

Total revenue increased $23 million or 2% over last quarter, notwithstanding the negative goodwill included in last quarter. Underlying revenues were up $75 million or 6% quarter over quarter.

Net interest income increased $50 million or 5% quarter over quarter, largely due to the loan growth noted above, the benefit of a longer quarter, and a higher contribution from associated corporations, particularly Thanachart Bank in Thailand.

Other income of $326 million was down $27 million due primarily to the negative goodwill last quarter. Underlying other income rose, reflecting higher transaction-based fees across several geographies.

The provision for credit losses was $120 million this quarter, compared to $106 million last quarter. While retail provisions remained relatively unchanged, commercial provisions were higher.

Non-interest expenses of $764 million increased $64 million or 9% from last quarter. The increase was due primarily to investment in sales and support staff, technology and branch expansion to support increased volumes and initiatives for future growth. It also reflected seasonality of certain expenses and the longer quarter.

The effective tax rate was 23.1%, up from last quarter's 21.1% which included a non-taxable gain from negative goodwill.

Global Wealth Management	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2011	April 30 2011		July 31 2010	July 31 2011		July 31 2010
Business segment income
Net interest income	$88	$88		$81	$259		$255
Provision for credit losses	-	1		-	1		(1)
Other income	730	1,008		490	2,258		1,393
Non-interest expenses	502	545		300	1,385		893
Provision for income taxes	60	61		43	163		128
Non-controlling interest in net income of subsidiaries(2)	N/A	N/A		7	N/A		25
Net income	$256	$489		$221	$968		$603
Net income attributable to non-controlling interests(2)	$7	$7	$	N/A	$21	$	N/A
Net income attributable to equity holders of the Bank(2)	$249	$482		$221	$947		$603
Other measures
Return on economic equity(1)	13.9%	26.6%		21.6%	20.1%		19.8%
Average assets ($ billions)	$9	$9		$9	$9		$8
Assets under administration(1)	$276	$280		$185	$276		$185
Assets under management(1)(3)	$105	$107		$50	$105		$50

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.
(3)	Amounts have been restated to conform with the new definitions presented above.

Q3 2011 vs Q3 2010

Global Wealth Management reported net income of $256 million this quarter, which compared to net income before non-controlling interest of $228 million in the same quarter last year. The increase of $28 million or 12% was due to the increased contribution from DundeeWealth, combined with solid results from existing insurance and wealth management businesses. Return on economic equity was 13.9% compared to 21.6% last year, due to the increased capital invested in DundeeWealth.

Assets under management (AUM) of $105 billion increased $55 billion or 110% from the same quarter last year, due mainly to the acquisition of DundeeWealth. AUM was up 13% for the other Canadian and International wealth management businesses from strong sales and improved markets with Canadian mutual fund net sales of $1.1 billion. Assets under administration (AUA) increased $91 billion or 49% to $276 billion due largely to DundeeWealth. AUA for the other wealth management businesses grew by 10% due to new client assets and improved market conditions. AUM and AUA related to the Bank's investments in CI Financial are not included in these results.

Total revenue for the quarter was $818 million, an increase of $247 million or 43% from the same quarter last year, primarily from the additional investment in DundeeWealth, growth in fee revenue from higher levels of AUM and AUA and increased trading volumes and insurance revenue. Of the total revenue, approximately 85% was attributable to Wealth Management and 15% to the Insurance businesses. This compares to 82% and 18% for the same quarter last year.

Net interest income of $88 million grew by $7 million or 9% year over year, as growth in average assets and deposits were partly offset by margin compression.

Other income of $730 million grew by $240 million or 49% due to the increased ownership interest in DundeeWealth, new sales, higher AUM and AUA, increased trading volumes in full service brokerage and online brokerage, and improved market conditions. Growth in insurance income was due mainly to stronger sales globally.

Non-interest expenses rose 67% from the same quarter last year with the acquisition of DundeeWealth, higher volume related expenses and increases in expenses to support business growth.

Q3 2011 vs Q2 2011

Quarter over quarter, net income declined by $233 million or 48% due to last quarter's one-time acquisition-related gain of $260 million on the Banks' initial investment in DundeeWealth, and one-time transaction and acquisition-related integration costs of $27 million. Excluding these amounts, net income was in line with last quarter. Higher earnings from the asset management businesses and Global Insurance were partly offset by lower earnings from the brokerage businesses due to weak markets and lower trading activity.

Total revenue declined $279 million or 25% quarter over quarter. Excluding the acquisition-related gain, total revenue was down 2% mostly from a decline in trading volumes in the brokerage businesses due to weaker markets. Quarter over quarter, AUM and AUA declined 2% as net sales were offset by market declines.

Net interest income remained unchanged at $88 million this quarter.

Non-interest expenses were $502 million, 8% below last quarter due partly to the one-time transaction and integration costs from the acquisition of DundeeWealth included in the prior quarter. Excluding these costs, expenses were lower and in line with lower revenues due to a decline in volume related expenses, including performance-based compensation, partly offset by higher remuneration costs.

Scotia Capital	For the three months ended		For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Business segment income
Net interest income	$288	$236	$271	$776	$850
Provision for credit losses	8	10	(25)	15	(35)
Other income	443	559	426	1,554	1,605
Non-interest expenses	312	360	267	1,058	873
Provision for income taxes	122	68	150	303	540
Net income	$289	$357	$305	$954	$1,077
Net income attributable to equity holders of the Bank(2)	$289	$357	$305	$954	$1,077
Other measures
Return on economic equity(1)	21.6%	25.3%	19.4%	22.3%	21.2%
Average assets ($ billions)	$189	$185	$169	$184	$162

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

Q3 2011 vs Q3 2010

Scotia Capital reported net income of $289 million in the third quarter, a decline of $16 million or 5% compared to net income before non-controlling interests of $305 million in the same quarter last year. Return on economic equity was 21.6% this quarter compared to 19.4% in the same period last year.

Average assets grew $20 billion or 12% year over year. Trading securities increased $12 billion and securities purchased under resale agreements were up $3 billion mainly due to the expansion of the fixed income business. Loans in the precious metals business were also up by $3 billion, reflecting the continued rise of gold and silver prices. Partly offsetting this growth was a decline in corporate loans and acceptances of $2 billion or 7%.

Total revenues this quarter were $731 million, reflecting an increase of $34 million or 5% from the same quarter last year. This growth was due mainly to higher investment banking revenues and increased credit fees in Global Corporate and Investment Banking. Total Global Capital Markets revenue declined by $25 million or 6% due to lower trading revenues mainly in fixed income.

Net interest income increased $17 million or 6% from last year, primarily from higher interest income from trading operations. Growth in interest earned on U.S. auto-backed consumer loans also contributed to this increase.

Scotia Capital's provision for credit losses was $8 million this quarter, compared to net reversals and recoveries of $25 million in the same period last year. The prior year included an $18 million reversal of the sectoral allowance specific to the automotive industry. During the current quarter, new provisions in Canada were partially offset by net reversals and recoveries in the United States.

Other income increased $17 million or 4% compared to the same quarter last year. This increase was primarily from higher credit fees and investment banking revenues in Global Corporate and Investment Banking. Partially offsetting these increases were lower trading revenues in fixed income reflecting challenging market conditions. This decline was partly offset by higher revenues in equities, foreign exchange and precious metals.

Non-interest expenses were $312 million this quarter, $45 million higher than the same period last year. The increase mainly reflected higher remuneration and benefits costs due to growth initiatives in the trading businesses, growth in support costs and an increase in performance-related and stock-based compensation.

Q3 2011 vs Q2 2011

Net income declined $68 million or 19% from the prior quarter reflecting challenging market conditions for Global Capital Markets. Return on economic equity fell to 21.6% from 25.3%.

Average assets rose $4 billion this quarter, mainly due to higher trading securities and other trading assets to support the fixed income and equities businesses. Higher loan assets were also reported by the precious metals business driven by continuing price increases of gold and silver. Corporate loans and acceptances had modest growth during the quarter.

Total revenues of $731 million fell $64 million or 8% compared to the previous quarter. The decline was driven by the fixed income business. The decrease was partly offset by higher revenues in the equities business, as well as precious metals and foreign exchange. Revenues reported by Global Corporate and Investment Banking rose $11 million or 3% compared to last quarter from higher net interest income in the U.S.

Net interest income increased $52 million or 22% compared to the prior quarter primarily from fixed income operations. Higher interest earned on U.S. auto-backed consumer loans also contributed to the increase.

The provision for credit losses was $8 million this quarter, compared to $10 million in the previous quarter. New provisions in Canada were partially offset by net reversals and recoveries in the U.S.

Other income declined $116 million or 21% from the previous quarter. This decrease was mainly due to lower trading revenues reported by fixed income reflecting challenging market conditions during the quarter. This was partly offset by higher trading revenues in the equities, foreign exchange and precious metals businesses. Lower investment banking revenues also contributed to the decrease, partly offset by higher credit fees earned across all geographies.

Total non-interest expenses for the current quarter declined $48 million or 13% compared to last quarter. The decline was mainly due to lower performance-based compensation.

The provision for income taxes increased in the current quarter mainly due to a higher level of tax-exempt income in the prior quarter.

Other(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	July 31 2011	April 30 2011	July 31 2010(3)	July 31 2011	July 31 2010(3)
Business segment income
Net interest income(4)	$(271)	$(243)	$(350)	$(776)	$(1,041)
Provision for credit losses	(30)	-	-	(30)	-
Other income	106	55	57	238	203
Non-interest expenses	9	36	19	109	86
Provision for income taxes(4)	(73)	(75)	(131)	(209)	(295)
Net income	$(71)	$(149)	$(181)	$(408)	$(629)
Net income attributable to equity holders of the Bank(5)	$(71)	$(149)	$(181)	$(408)	$(629)
Other measures
Average assets ($ billions)	$76	$67	$65	$65	$63

(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Refer above for a discussion of non-GAAP measures.
(3)	Amounts for July 31, 2010, have been restated to reflect the reorganization of the business segments, which now include Global Wealth Management.
(4)
Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2011 ($73), April 30, 2011 ($69), and July 31, 2010 ($70), and for nine months ended July 31, 2011 ($213), and July 31, 2010 ($216) to arrive at the amounts reported in the Consolidated Statement of Income.

(5)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

Q3 2011 vs Q3 2010

The Other segment had a net loss of $71 million in the third quarter, compared to a net loss of $181 million last year.

Net interest income and the provision for income taxes include the elimination of the tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $73 million in the third quarter, compared to $70 million in the same period last year.

Total revenue this quarter was negative $165 million, an improvement of $128 million from the prior year.

Net interest income was negative $271 million this quarter as compared to negative $350 million in the same quarter last year. The year-over-year improvement was due primarily to an increase in the wholesale rates used for transfer pricing with the business segments, as well as a favourable change in the fair value of financial instruments used for asset/liability management purposes.

Other income was $106 million in the third quarter, $49 million above last year. The increase was due mainly to increased securitization revenues and higher net gains on securities.

The provision for credit losses in the third quarter included a $30 million reduction in the general allowance, compared to nil in the same period last year.

Non-interest expenses were $9 million this quarter, a decrease of $10 million from last year, mainly from favourable changes in legal provisions.

The provision for income taxes was a credit of $73 million this quarter, a decline of $58 million from the prior year, driven mainly by more favourable pre-tax results.

Q3 2011 vs Q2 2011

There was a net loss of $71 million in the third quarter, compared to a net loss of $149 million in the prior quarter.

The elimination of the tax-exempt income gross-up was $73 million in the third quarter, compared to $69 million in the prior quarter.

Total revenue this quarter was negative $165 million, an improvement of $23 million from last quarter.

Net interest income was negative $271 million in the third quarter, compared to negative $243 million last quarter, the change was due mainly to a decline in the fair value of financial instruments used for asset/liability management purposes.

Other income was $106 million in the third quarter, $51 million above last quarter. The increase was partly from higher net gains on securities.

The provision for credit losses in the third quarter included a $30 million reduction in the general allowance, compared to nil in the second quarter.

Non-interest expenses were $9 million this quarter, $27 million below last quarter mainly from favourable changes in legal provisions.

The provision for income taxes was a credit of $73 million this quarter, a decline of $2 million from the prior quarter.

Total

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2011	April 30 2011		July 31 2010	July 31 2011		July 31 2010
Business segment income
Net interest income	$2,358	$2,214		$2,173	$6,872		$6,378
Provision for credit losses	243	262		276	774		985
Other income	1,942	2,303		1,611	6,070		5,185
Non-interest expenses	2,381	2,378		2,023	7,045		5,999
Provision for income taxes	391	334		399	1,095		1,355
Non-controlling interest in net income of subsidiaries(2)	N/A	N/A		24	N/A		77
Net income	$1,285	$1,543		$1,062	$4,028		$3,147
Net income attributable to non-controlling interests(2)	$26	$24	$	N/A	$76	$	N/A
Net income attributable to equity holders of the Bank(2)	$1,259	$1,519		$1,062	$3,952		$3,147
Other measures
Return on equity(1)	17.8%	22.9%		18.2%	19.6%		18.5%
Average assets ($ billions)	$578	$557		$ 530	$557		$512

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

Geographic highlights

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Geographic segment income(1)
Canada	$740	$1,079	$615	$2,602	$1,955
United States	101	69	108	260	376
Mexico	54	77	39	188	172
Other international	475	490	429	1,398	1,164
Corporate adjustments	(85)	(172)	(129)	(420)	(520)
Net income	$1,285	$1,543	$1,062	$4,028	$3,147
Average assets ($ billions)
Canada	$354	$348	$340	$350	$334
United States	61	58	49	54	50
Mexico	19	19	17	19	18
Other international	128	118	113	121	102
Corporate adjustments	16	14	11	13	8
	$578	$557	$530	$557	$512

(1)	Amounts for July 31, 2010, have been restated to reflect the reorganization of the business segments which now includes Global Wealth Management.

Quarterly Financial Highlights

	For the three months ended
	July 31 2011	April 30 2011	Jan. 31 2011	Oct. 31 2010	July 31 2010	April 30 2010	Jan. 31 2010	Oct. 31 2009
Total revenue ($ millions)	$4,300	$4,517	$4,125	$3,942	$3,784	$3,873	$3,906	$3,735
Total revenue (TEB(1)) ($ millions)	4,373	4,586	4,196	4,012	3,854	3,944	3,981	3,808
Net income(2) ($ millions)	1,285	1,543	1,200	1,092	1,062	1,097	988	902
Basic earnings per share ($)	1.11	1.36	1.08	1.00	0.98	1.02	0.92	0.84
Diluted earnings per share ($)	1.11	1.36	1.07	1.00	0.98	1.02	0.91	0.83

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

Share Data

As at July 31, 2011	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares(1)	$8,142	$0.52	-	1,085,258
Preferred shares
Preferred shares Series 12(2)	$300	$0.328125	5.25%	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	345	0.312500	5.00	13,800
Preferred shares Series 20(2)(3)(5)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(6)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(7)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(8)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(9)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(11)	409	0.231250	3.70	16,346

Trust securities	Amount ($ millions)	Distribution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities - Series 2002-1 issued by Scotiabank Capital Trust(12)(13)	$750	$33.13	6.626%	750
Scotiabank Trust Securities - Series 2003-1 issued by Scotiabank Capital Trust(12)(13)	750	31.41	6.282	750
Scotiabank Trust Securities - Series 2006-1 issued by Scotiabank Capital Trust(12)(13)	750	28.25	5.650	750
Scotiabank Tier 1 Securities - Series 2009-1 issued by Scotiabank Tier 1 Trust(12)(13)	650	39.01	7.802	650

Trust subordinated notes	Amount ($ millions)		Interest rate (%)	Number outstanding (000s)
Scotiabank Trust Subordinated Notes - Series A issued by Scotiabank Subordinated Notes Trust(13)(14)	$1,000		5.25%	1,000

Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(15)				22,969

(1)
Dividends on common shares are paid quarterly. As at August 19, 2011, the number of outstanding common shares and options was 1,085,784 thousand and 22,959 thousand, respectively. This includes 31 million common shares issued on February 1, 2011 as consideration for the acquisition of DundeeWealth Inc. and 1,293 thousand options in respect of DundeeWealth Inc.'s stock option plans.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 14 of the consolidated financial statements in the Bank's 2010 Annual Report for further details).
(4)
Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.

(5)
Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.

(6)
Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.

(7)
Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.

(8)
Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.

(9)
Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.

(10)
Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.

(11)
Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.

(12)
Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 13 of the consolidated financial statements in the Bank's 2010 Annual Report for further details).

(13)	Reported in deposits on the Consolidated Balance Sheet.
(14)	Holders are entitled to receive interest semi-annually until October 31, 2012 (refer to Note 13 of the consolidated financial statements in the Bank's 2010 Annual Report for further details).
(15)	Included are 14,624 thousand stock options with tandem stock appreciation right (SAR) features.

Further details, including convertibility features, are available in Notes 13, 14, 15 and 18 of the October 31, 2010, consolidated financial statements presented in the Bank's 2010 Annual Report.

Consolidated Statement of Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Interest income
Loans	$3,339	$3,138	$3,106	$9,744	$8,970
Securities	1,427	1,326	1,149	3,825	3,203
Securities purchased under resale agreements	89	89	46	269	121
Deposits with banks	89	81	76	253	222
	4,944	4,634	4,377	14,091	12,516
Interest expenses
Deposits	2,114	1,952	1,817	5,797	5,065
Subordinated debentures	80	81	83	238	211
Capital instrument liabilities	-	-	9	6	27
Other	392	387	295	1,178	835
	2,586	2,420	2,204	7,219	6,138
Net interest income	2,358	2,214	2,173	6,872	6,378
Provision for credit losses (Note 4)	243	262	276	774	985
Net interest income after provision for credit losses	2,115	1,952	1,897	6,098	5,393
Other income
Card revenues	118	107	107	339	317
Deposit and payment services	232	226	226	685	662
Mutual funds	309	323	170	793	435
Investment management, brokerage and trust services	277	266	193	756	584
Credit fees	227	210	201	642	618
Trading revenues	124	220	190	633	797
Underwriting fees and other commissions	153	180	137	499	412
Foreign exchange other than trading	79	106	88	278	258
Net gain (loss) on securities, other than trading	81	89	87	196	315
Securitization revenues	38	37	15	129	55
Other	304	539	197	1,120	732
	1,942	2,303	1,611	6,070	5,185
Net interest and other income	4,057	4,255	3,508	12,168	10,578
Non-interest expenses
Salaries and employee benefits	1,370	1,339	1,126	4,017	3,456
Premises and technology	423	431	384	1,261	1,115
Communications	84	88	84	257	251
Advertising and business development	105	98	87	296	242
Professional	57	70	61	190	155
Business and capital taxes	44	44	45	140	122
Other	298	308	236	884	658
	2,381	2,378	2,023	7,045	5,999
Income before the undernoted	1,676	1,877	1,485	5,123	4,579
Provision for income taxes	391	334	399	1,095	1,355
Non-controlling interest in net income of subsidiaries(1)	N/A	N/A	24	N/A	77
Net income	$1,285	$1,543	$1,062	$4,028	$3,147
Net income attributable to non-controlling interests(1)	26	24	N/A	76	N/A
Net income attributable to equity holders of the Bank(1)	1,259	1,519	1,062	3,952	3,147
Preferred shareholders	55	55	51	161	149
Common shareholders	$1,204	$1,464	$1,011	$3,791	$2,998
Average number of common shares outstanding (millions):
Basic	1,082	1,079	1,034	1,068	1,030
Diluted	1,084	1,080	1,036	1,069	1,032
Earnings per common share (in dollars)(2):
Basic	$1.11	$1.36	$0.98	$3.55	$2.91
Diluted	$1.11	$1.36	$0.98	$3.55	$2.91
Dividends per common share (in dollars)	$0.52	$0.52	$0.49	$1.53	$1.47

(1)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.
(2)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Balance Sheet

	As at
(Unaudited) ($ millions)	July 31 2011	April 30 2011	October 31 2010
Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,646	$3,676	$3,730
Interest-bearing deposits with banks	44,193	58,726	35,800
Precious metals	10,069	9,000	6,497
	57,908	71,402	46,027
Securities
Trading	74,039	76,253	64,684
Available-for-sale (Note 2)	48,050	48,374	47,228
Equity accounted investments	4,411	4,298	4,651
	126,500	128,925	116,563
Securities purchased under resale agreements	30,296	25,890	27,920
Loans
Residential mortgages	123,126	119,999	120,482
Personal and credit cards	62,088	60,991	62,548
Business and government	110,556	108,526	103,981
	295,770	289,516	287,011
Allowance for credit losses (Note 4)	2,816	2,786	2,787
	292,954	286,730	284,224
Other
Customers' liability under acceptances	8,148	7,682	7,616
Derivative instruments	29,494	28,371	26,852
Land, buildings and equipment	2,493	2,472	2,450
Goodwill	4,245	4,184	3,050
Other intangible assets	3,237	3,210	589
Other assets	12,414	12,675	11,366
	60,031	58,594	51,923
	$567,689	$571,541	$526,657
Liabilities and shareholders' equity
Deposits
Personal	$132,313	$131,136	$128,850
Business and government	236,218	240,345	210,687
Banks	21,626	24,573	22,113
	390,157	396,054	361,650
Other
Acceptances	8,148	7,682	7,616
Obligations related to securities sold under repurchase agreements	46,139	41,268	40,286
Obligations related to securities sold short	22,045	25,470	21,519
Derivative instruments	34,161	34,643	31,990
Other liabilities	28,785	29,179	28,947
Non-controlling interest in subsidiaries(1)	N/A	N/A	579
	139,278	138,242	130,937
Subordinated debentures	5,905	5,887	5,939
Capital instrument liabilities	-	-	500
Shareholders' equity
Preferred shares	4,384	4,384	3,975
Common shareholders' equity
Common shares and contributed surplus	8,231	8,029	5,775
Retained earnings	24,066	23,436	21,932
Accumulated other comprehensive income (loss) (Note 8)	(4,934)	(5,067)	(4,051)
Total common shareholders' equity	27,363	26,398	23,656
Total equity attributable to equity holders of the Bank	31,747	30,782	27,631
Non-controlling interests(1)	602	576	N/A
Total shareholders' equity	32,349	31,358	27,631
Total liabilities and equity	$567,689	$571,541	$526,657

(1)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

		For the nine months ended
	(Unaudited) ($ millions)	July 31 2011	July 31 2010
	Preferred shares
	Balance at beginning of period	$3,975	$3,710
	Issued	409	265
	Balance at end of period	4,384	3,975
	Common shares and contributed surplus
	Common shares:
	Balance at beginning of period	5,750	4,946
	Issued	2,392	575
	Balance at end of period	8,142	5,521
	Contributed surplus:
	Balance at beginning of period	25	-
	Stock-based compensation (Note 9)	64	23
	Balance at end of period	89	23
	Total	8,231	5,544
	Retained earnings
	Balance at beginning of period	21,932	19,916
	Net income attributable to equity holders of the Bank	3,952	3,147
Dividends:	Preferred	(161)	(149)
	Common	(1,636)	(1,514)
	Other	(21)	(3)
	Balance at end of period	24,066	21,397
	Accumulated other comprehensive income (loss)
	Balance at beginning of period	(4,051)	(3,800)
	Other comprehensive income (loss)	(883)	(641)
	Balance at end of period	(4,934)	(4,441)
	Non-controlling interests
	Balance at beginning of period	579	N/A
	Interest in net income of subsidiaries	76	N/A
	Effect of foreign exchange and others	(21)	N/A
	Dividends	(32)	N/A
	Balance at end of period	602	N/A
	Total shareholders' equity at end of period	$32,349	$26,475

Consolidated Statement of Comprehensive Income

	For the three months ended		For the nine months ended
(Unaudited) ($ millions)	July 31 2011	July 31 2010	July 31 2011	July 31 2010
Net income attributable to equity holders of the Bank	$1,259	$1,062	$3,952	$3,147
Other comprehensive income (loss), net of income taxes (Note 8):
Net change in unrealized foreign currency translation losses	190	209	(893)	(777)
Net change in unrealized gains (losses) on available-for-sale securities	(43)	77	(84)	80
Net change in losses on derivative instruments designated as cash flow hedges	(14)	(52)	94	56
Other comprehensive income (loss)	133	234	(883)	(641)
Comprehensive income	$1,392	$1,296	$3,069	$2,506

The accompanying notes are an integral part of these interim consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the nine months ended
Sources (uses) of cash flows (Unaudited) ($ millions)	July 31 2011	July 31 2010	July 31 2011	July 31 2010
Cash flows from operating activities
Net income attributable to equity holders of the Bank	$1,259	$1,062	$3,952		$3,147
Adjustments to determine net cash flows from (used in) operating activities	352	295	875	(1)	1,533
Changes in operating assets and liabilities:
Net accrued interest receivable and payable	(72)	36	(186)		60
Trading securities	2,269	3,904	(10,018)		(8,001)
Derivative assets	(830)	(842)	(4,113)		(1,161)
Derivative liabilities	(762)	791	3,536		1,669
Other, net	431	2,975	(8,300)		(2,094)
	2,647	8,221	(14,254)		(4,847)
Cash flows from financing activities
Deposits	(9,350)	(8,112)	36,783		18,072
Obligations related to securities sold under repurchase agreements	4,856	(808)	6,595		3,887
Obligations related to securities sold short	(3,440)	(1,684)	825		6,993
Subordinated debentures redemptions/repayments	-	-	-		(11)
Capital instruments liabilities redemptions/repayments	-	-	(500)		-
Preferred shares issued(2)	-	-	-		265
Common shares issued(2)	170	183	535		548
Cash dividends paid	(618)	(558)	(1,797)		(1,663)
Other, net	(1,591)	3,047	(1,303)		3,794
	(9,973)	(7,932)	41,138		31,885
Cash flows from investing activities
Interest-bearing deposits with banks	15,780	7,597	(9,701)		(8,855)
Securities purchased under resale agreements	(4,435)	(6,037)	(3,153)		(9,595)
Loans, excluding securitizations	(8,672)	(8,588)	(27,043)		(19,082)
Loan securitizations	1,950	684	5,434		1,850
Non-trading securities	2,770	6,295	8,244		10,099
Land, buildings and equipment, net of disposals	(29)	(140)	(222)		(215)
Other, net(2)	(73)	(73)	(411)		(669)
	7,291	(262)	(26,852)		(26,467)
Effect of exchange rate changes on cash and cash equivalents	5	19	(116)		(137)
Net change in cash and cash equivalents	(30)	46	(84)		434
Cash and cash equivalents at beginning of period	3,676	3,743	3,730		3,355
Cash and cash equivalents at end of period(3)	$3,646	$3,789	$3,646		$3,789
Cash disbursements made for:
Interest	$2,745	$2,270	$7,495		$6,477
Income taxes	$301	$221	$1,226		$1,438

(1)
Includes the gains of $286 from the adoption of the new accounting standards. Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

(2)
For the three and nine months ended July 31, 2011, comprises investments in subsidiaries and associated corporation, net of cash and cash equivalents at the date of acquisition of $74 and $74, respectively (July 31, 2010 - nil and $203), net of non-cash consideration of common shares issued from treasury of nil and $1,821, respectively (July 31, 2010 - nil and nil), and net of non-cumulative preferred shares of nil and $409 (July 31, 2010 - nil and nil).

(3)	Represents cash and non-interest bearing deposits with banks.
The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements (Unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2010. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year end audited consolidated financial statements except as discussed below. Note 1 to the Bank's 2010 annual audited consolidated financial statements describes the Bank's accounting policies.

1. Changes in accounting policies

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests. These standards are aligned with International Financial Reporting Standards (IFRS) and are effective for periods beginning on or after January 1, 2011, with earlier adoption permitted. If an entity elects to early adopt, all three standards are required to be adopted concurrently.

The business combination standard addresses the valuation of the identified assets and liabilities acquired in a business combination and the date at which the valuations should be determined. The other two standards are revised to ensure that the requirements embedded in the business combination standards are applied appropriately to the preparation of consolidated financial statements and the accounting for non-controlling interest after the acquisition date.

Last quarter, the Bank elected to early adopt all three standards retrospectively from November 1, 2010. As a result, all business acquisitions that occurred from November 1, 2010 have been accounted for under the revised standards.

The key principle underlying the business combinations standard is that all acquisitions be measured at fair value on the acquisition date. The key changes in the standards are:

•	The acquisition accounting is at fair value (under prior GAAP only the Bank's proportionate share of fair value adjustments were accounted for);
•	Non-controlling interest is measured at fair value (excludes proportionate share of goodwill) and treated as equity;
•	Acquisition-related costs and restructuring costs are expensed as incurred while prior GAAP permitted some to be set up at acquisition date;
•	Contingent consideration and other contingent liabilities, if any, are recorded at fair value on acquisition and subsequent changes in fair value are recorded in income;
•
When the purchase consideration is in the form of equity shares of the acquirer, they are measured at fair value at the acquisition date, rather than the prior GAAP requirement which is the announcement date; and

•	Step-acquisitions are accounted for at fair value allowing for a gain/loss to be recognized in income on the date of the transaction due to revaluation of the original investment.

The retrospective application of the revised accounting standards resulted in a restatement of the first quarter consolidated financial statements only with respect to non-controlling interest. Other than the reclassification of non-controlling interest, there was no material impact to the Bank's consolidated financial statements as at and for the quarter ended January 31, 2011. The reclassifications relating to non-controlling interests were as follows:

•	Non-controlling interests have been reclassified from liabilities to equity in the Consolidated Balance Sheet.
•
Non-controlling interests' portion of income is no longer a deduction when calculating the net income in the Consolidated Statement of Income. Net income is now apportioned between the Bank's equity holders and non-controlling interests.

With respect to the second quarter consolidated financial statements, the adoption of these new accounting standards resulted in a net gain of $286 million being recorded in the Consolidated Statement of Income. The gain arose substantially from accounting for the Bank's additional investment in DundeeWealth Inc. This additional investment in the second quarter was considered a step-acquisition and accounted for on a fair value basis resulting in a net gain of $260 million from the revaluation of the Bank's original 18% investment in DundeeWealth.

The remaining $26 million gain related to the acquisition accounting for a recent acquisition which was purchased at a price lower than fair value. The new standards require negative goodwill to be recognized in income without first reducing non-monetary assets, resulting in a higher gain in income under the new standards.

Under prior Canadian GAAP, $26 million would have been recorded as negative goodwill. With the change, the total negative goodwill recognized was $52 million.

The adoption of these new accounting standards resulted in additional purchase consideration of approximately $350 million on the acquisition of DundeeWealth. The increase was due primarily to the following:

•	The gain from the revaluation of the original investments is considered part of the purchase consideration; and
•	The common shares issued by the Bank as consideration for the acquisition were valued at closing date price versus announcement date price as per prior GAAP (incremental $110 million).

2. Available-for-sale securities

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at
	July 31, 2011				October 31, 2010
($ millions)	Cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$7,320	$164	$1	$7,483	$8,927	$166	$1	$9,092
Mortgage-backed securities(2)	20,057	385	86	20,356	18,100	494	13	18,581
Canadian provincial and municipal debt	1,999	32	1	2,030	1,102	29	-	1,131
U.S. treasury and other U.S. agencies' debt	515	-	2	513	1,226	18	4	1,240
Other foreign governments' debt	7,046	260	33	7,273	5,458	287	40	5,705
Bonds of designated emerging markets	156	108	-	264	180	132	-	312
Other debt	6,839	161	101	6,899	8,132	217	143	8,206
Preferred shares	457	21	16	462	488	24	37	475
Common shares	2,423	391	44	2,770	2,198	320	32	2,486
Total available-for-sale securities	$46,812	$1,522	$284	$48,050	$45,811	$1,687	$270	$47,228

(1)	Cost for debt securities is amortized cost.
(2)
Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $19,906 (October 31, 2010 - $17,809). Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

The net unrealized gain on available-for-sale securities of $1,238 million (April 30, 2011 - gain of $1,208 million; October 31, 2010 - gain of $1,417 million) decreases to a net unrealized gain of $1,073 million (April 30, 2011 - gain of $1,126 million; October 31, 2010 - gain of $1,189 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

Prior period reclassification

As discussed in Note 1 of the Bank's 2010 annual audited consolidated financial statements, the Bank reclassified certain trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future.

As at July 31, 2011, the fair values of the bond assets and preferred shares were $24 million (April 30, 2011 - $34 million; October 31, 2010 - $128 million) and $44 million (April 30, 2011 - $48 million; October 31, 2010 - $52 million), respectively.

Due to the reclassification of bond assets, for the three and nine months ended July 31, 2011, the Bank recorded a pre-tax loss of $2 million (April 30, 2011 - loss of $13 million; April 30, 2010 - gain of $5 million) and a loss of $18 million (April 30, 2010 - gain of $14 million), respectively in other comprehensive income, relating to fair value movements. Due to the reclassification of preferred shares, for the three and nine months ended July 31, 2011, the Bank recorded a pre-tax gain of nil (April 30, 2011 - gain of nil; April 30, 2010 - loss of $2 million) and a gain of $2 million (April 30, 2010 - gain of $2 million), respectively, in other comprehensive income relating to fair value movements. If these reclassifications had not been made, these gains and losses would have been recorded in the Consolidated Statement of Income.

3. Sales of loans through securitization

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended July 31, 2011, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 24.1%, an excess spread of 1.1% and a discount rate of 2.7%. The following table summarizes the Bank's sales.

	For the three months ended			For the nine months ended
($ millions)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Net cash proceeds(1)	$1,950	$1,503	$684	$5,434	$1,850
Retained interest	46	42	19	129	56
Retained servicing liability	(10)	(9)	(5)	(29)	(13)
	1,986	1,536	698	5,534	1,893
Residential mortgages securitized(2)	1,965	1,517	695	5,456	1,875
Net gain (loss) on sale(3)	$21	$19	$3	$78	$18

(1)
Excludes insured mortgages which were securitized and retained by the Bank for $1,805 for the three months ended July 31, 2011 (April 30, 2011 - $3,087; July 31, 2010 - $3,168) and $7,985 for the nine months ended July 31, 2011 (July 31, 2010 - $3,690). These assets are classified as available-for-sale securities and have an outstanding balance of $19,906 (refer to Note 2).

(2)
Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the Bank in prior periods but retained by the Bank at that time. For the three and nine months ended July 31, 2011, there were $458 and $1,275 respectively (three months ended April 30, 2011 - nil; nine months ended July 31, 2010 - nil).

(3)	Net of insurance costs.

4. Impaired loans and allowance for credit losses

(a) Impaired loans

	As at
	July 31, 2011			April 30 2011	October 31 2010
($ millions)	Gross	Specific allowance(1)	Net	Net	Net
By loan type:
Residential mortgages	$1,624	$(268)	$1,356	$1,353	$1,472
Personal and credit cards	799	(671)	128	157	90
Business and government	1,782	(495)	1,287	1,371	1,482
Total	$4,205	$(1,434)	$2,771	$2,881	$3,044
By geography:
Canada			575	622	642
United States			76	99	154
Other International			2,120	2,160	2,248
Total			$ 2,771	$ 2,881	$3,044

(1)	The specific allowance for impaired loans evaluated on an individual basis totalled $487 (April 30, 2011 - $447; October 31, 2010 - $485).

Included in impaired loans are $427 million (October 31, 2010 - $553 million) of purchased impaired loans from the 2010 R-G Premier Bank acquisition. The loans purchased are recorded at fair value on acquisition date and no allowance is recorded on acquisition date as credit losses are included in the determination of the fair value. Under IFRS, these purchased impaired loans will not be included in impaired loans as long as expected cash flows continue to equal or exceed the amounts expected at acquisition.

(b) Allowances for credit losses

	As at and for the nine months ended
	July 31, 2011						April 30 2011		October 31 2010
($ millions)	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment(1)	Balance at end of period		Balance at end of period		Balance at end of period
Specific	$1,386	$(954)	$252	$804	$(46)	$1,442	(2)	$1,382	(2)	$1,386	(2)
General	1,410	-	-	(30)	2	1,382	(3)	1,412		1,410
	$2,796	$(954)	$252	$774	$(44)	$2,824		$2,794		$2,796

(1)	As at July 31, 2011, includes nil in specific allowances and nil in general allowances related to acquisitions (April 30, 2011 - nil and $2; October 31, 2010 - $14 and nil).
(2)	As at July 31, 2011, $8 has been recorded in other liabilities (April 30, 2011 - $8; October 31, 2010 - $9).
(3)
The general allowance amount is primarily attributable to business and government loans ($1,162), with the remainder allocated to personal and credit cards ($156) and residential mortgages ($64). The specific allowance for credit losses for personal loans, credit cards and mortgages is formula-based and also reflects incurred but not yet identified losses.

5. Capital instrument liabilities, trust securities and trust subordinated notes

On December 31, 2010, BNS Capital Trust redeemed all of its $500 million issued and outstanding Scotiabank Trust Securities - Series 2000-1.

6. Covered bond trust

During the first quarter, the Bank issued covered bonds for 1 billion Australian dollars. Scotia Covered Bond Trust (SCB Trust) guarantees payments under the Bank's covered bond program. Canada Mortgage and Housing Corporation insured residential mortgages are the primary assets held by SCB Trust which is a Variable Interest Entity. The Bank consolidates SCB Trust as it is exposed to a majority of the variability of its assets. Total assets in SCB Trust as at July 31, 2011 were approximately $9.2 billion, comprised mainly of residential mortgages.

7. Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank's capital management process are consistent with those in place as at October 31, 2010.

Regulatory capital ratios

Regulatory capital ratios are determined in accordance with the revised capital framework based on the international convergence of capital measurement and capital standards: A Revised Framework, commonly known as Basel II.

The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank's exposures to credit, market and operational risk and are computed by applying a combination of the Bank's internal credit risk parameters and the OSFI prescribed risk weights to on-and off-balance sheet exposures.

The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios and effective 2011, for a significant portion of international corporate and commercial portfolios. The Bank is targeting the remaining material credit portfolios for application of AIRB approach by fiscal 2013, that currently uses the standardized approach. The Bank uses both internal models and standardized approaches to calculate market risk capital. In the first quarter, the Bank expanded the use of internal market risk models to include some portfolios that were previously under the standardized approach. The Bank uses the standardized approach to calculate the operational risk capital requirements.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at July 31, 2011. OSFI has also prescribed an assets-to-capital leverage multiple; the Bank was in compliance with this threshold as at July 31, 2011.

Bank regulatory capital consists of two components - Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

	As at
($ millions)	July 31 2011		April 30 2011		October 31 2010
Total equity attributable to equity holders of the Bank(1)	$31,747		$30,782		$27,631
Non-controlling interest in subsidiaries	602		576		579
Components of accumulated other comprehensive income excluded from Tier 1	(467)		(524)		(457)
Capital instrument liabilities-trust securities	2,900		2,900		3,400
Goodwill and intangibles in excess of 5% of Gross Tier 1 Capital	(4,585)		(4,596)		(3,050)
Other capital deductions(2)	(2,635)		(2,523)		(2,769)
Tier 1 capital	27,562		26,615		25,334
Qualifying subordinated debentures, net of amortization	5,754		5,737		5,790
Trust subordinated notes	1,000		1,000		1,000
Other net capital items(3)	(2,619)		(2,395)		(2,525)
Tier 2 capital	4,135		4,342		4,265
Total regulatory capital	31,697		30,957		29,599
Total risk-weighted assets	$224,773		$222,304		$215,034
Capital ratios
Tier 1 capital ratio	12.3%		12.0%		11.8%
Total capital ratio	14.1%		13.9%		13.8%
Asset-to-capital multiple	17.0	x	17.6	x	17.0	x

(1)	As per the Consolidated Balance Sheet.
(2)	Comprised of 50% of all investments in certain specified corporations and other items.
(3)
Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.

8. Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) as at July 31, 2011, and other comprehensive income (loss) for the nine months then ended were as follows:

Accumulated other comprehensive income (loss)

	As at and for the nine months ended
	July 31, 2011			July 31, 2010
($ millions)	Opening balance	Net change	Ending balance	Opening balance	Net change	Ending balance
Unrealized foreign currency translation losses, net of hedging activities	$(4,508)	$(893)	$(5,401)(1)	$(3,917)	$(777)	$(4,694)(1)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	818	(84)	734 (2)	540	80	620 (2)
Gains (losses) on derivative instruments designated as cash flow hedges	(361)	94	(267)(3)	(423)	56	(367)(3)
Accumulated other comprehensive income (loss)	$(4,051)	$(883)	$(4,934)	$(3,800)	$(641)	$(4,441)

(1)	Net of the cumulative income tax expense of $886 (July 31, 2010 - expense of $762).
(2)	Net of the cumulative income tax expense of $331 (July 31, 2010 - expense of $295).
(3)	Net of the cumulative income tax benefit of $89 (July 31, 2010 - benefit of $126).

Other comprehensive income (loss)

The following table summarizes the changes in the components of other comprehensive income (loss).

	For the three months ended		For the nine months ended
($ millions)	July 31 2011	July 31 2010	July 31 2011	July 31 2010
Net change in unrealized foreign currency translation gains (losses)
Net unrealized foreign currency translation gains (losses)(1)	$236	$340	$(1,212)	$(1,083)
Net gains (losses) on hedges of net investments in self-sustaining foreign operations(2)	(46)	(131)	319	306
	190	209	(893)	(777)
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	33	251	(109)	332
Reclassification of net (gains) losses to net income(4)	(76)	(174)	25	(252)
	(43)	77	(84)	80
Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	(24)	(18)	72	(317)
Reclassification of net (gains) losses to net income(6)	10	(34)	22	373
	(14)	(52)	94	56
Other comprehensive income (loss)	$133	$234	$(883)	$(641)

(1)	Net of income tax expense of nil.
(2)	For the three and nine months ended July 31, 2011, net of income tax benefit of $18 and expense of $124 (July 31, 2010 - benefit of $41 and expense of $116, respectively).
(3)	For the three and nine months ended July 31, 2011, net of income tax expense of $11 and benefit of $29 (July 31, 2010 - expense of $110 and $104, respectively).
(4)	For the three and nine months ended July 31, 2011, net of income tax expense of $29 and $11 (July 31, 2010 - expense of $68 and $97, respectively).
(5)	For the three and nine months ended July 31, 2011, net of income tax benefit of $7 and expense of $28 (July 31, 2010 - benefit of $8 and $116, respectively).
(6)	For the three and nine months ended July 31, 2011, net of income tax benefit of $5 and $11 (July 31, 2010 - expense of $15 and benefit of $164, respectively).

9. Stock-based compensation

Equity Classified Stock Option Plan

In the first quarter, the Bank granted 3,414,948 options with an exercise price of $55.63 per option and a weighted-average fair value of $9.42 to select employees, under the terms of the Employee Stock Option Plan.

The Black Scholes option pricing model was used to determine the grant date fair value after incorporating appropriate assumptions as they relate to volatility, expected term, discount rate and dividend yield. These stock options vest evenly over a four-year period and are exercisable no later than 10 years after the date of grant. The fair value on the date of grant is expensed over the vesting period. Where the employee is eligible to retire prior to the vesting date, the fair value is expensed over the period between the grant date and the date of retirement eligibility.

For equity classified stock-based compensation granted to date, amounts of $12 million and $40 million were recorded for the three and nine months ended July 31, 2011, respectively, to non-interest expenses in the Consolidated Statement of Income with a corresponding increase to contributed surplus within Shareholders' equity in the Consolidated Balance Sheet.

10. Employee future benefits

Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans (1).

	For the three months ended			For the nine months ended
($ millions)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Benefit expenses
Pension plans	$44	$38	$6	$88	$15
Other benefit plans	33	33	29	99	87
	$77	$71	$35	$187	$102

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

11. Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. Effective November 1, 2010, the Bank is reporting under its new business structure that includes its newly created Global Wealth Management business segment.

The Bank's businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Scotia Capital.

The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1 of the consolidated financial statements in the 2010 Annual Report. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables the comparison of net interest income arising from taxable and tax-exempt sources.

Scotiabank's results, and average assets for the three months ended July 31, 2011, allocated by these operating segments, are as follows:

		For the three months ended July 31, 2011
Taxable equivalent basis(1) ($ millions)		Canadian Banking	International Banking	Global Wealth Management	Scotia Capital	Other(2)	Total
Net interest income		$1,240	$1,013	$88	$288	$(271)	$2,358
Provision for credit losses		145	120	-	8	(30)	243
Other income		337	326	730	443	106	1,942
Non-interest expenses		794	764	502	312	9	2,381
Provision for income taxes		177	105	60	122	(73)	391
Net income		$461	$350	$256	$289	$(71)	$1,285
Net income attributable to non-controlling interests		$1	$ 18	7	$-	$-	$26
Net income attributable to equity holders of the Bank		$460	$332	$249	$289	$(71)	$1,259
Average assets ($ billions)		$211	$93	$9	$189	$76	$578

		For the three months ended April 30, 2011(3)
Taxable equivalent basis(1) ($ millions)		Canadian Banking	International Banking	Global Wealth Management	Scotia Capital	Other(2)	Total
Net interest income		$1,170	$963	$88	$236	$(243)	$2,214
Provision for credit losses		145	106	1	10	-	262
Other income		328	353	1,008	559	55	2,303
Non-interest expenses		737	700	545	360	36	2,378
Provision for income taxes		172	108	61	68	(75)	334
Net income		$444	$402	$489	$357	$(149)	$1,543
Net income attributable to non-controlling interests		1	$16	$7	$-	$-	24
Net income attributable to equity holders of the Bank		$443	$386	$482	$357	$(149)	$1,519
Average assets ($ billions)		$207	$89	$9	$185	$67	$557

		For the three months ended July 31, 2010(4)
Taxable equivalent basis(1) ($ millions)		Canadian Banking	International Banking	Global Wealth Management	Scotia Capital	Other(2)	Total
Net interest income		$1,222	$949	$81	$271	$(350)	$2,173
Provision for credit losses		163	138	-	(25)	-	276
Other income		327	311	490	426	57	1,611
Non-interest expenses		748	689	300	267	19	2,023
Provision for income taxes		196	141	43	150	(131)	399
Non-controlling interest in net income of subsidiaries		-	17	7	-	-	24
Net income		$442	$275	$221	$305	$(181)	$1,062
Average assets ($ billions)	$	$ 200	$87	$9	$169	$65	$530

(1)	Refer above for a discussion of non-GAAP measures.
(2)
Includes all other small operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2011 ($73), April 30, 2011 ($69), and July 31, 2010 ($70), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(3)	Refer to Note 1 for changes in the accounting policies related to the adoption of the new business combinations standard effective November 1, 2010.
(4)	Amounts have been restated to reflect the reorganization of the business segments which now include Global Wealth Management.

Scotiabank's results, and average assets for the nine months ended July 31, 2011, allocated by these operating segments, are as follows:

	For the nine months ended July 31, 2011
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Scotia Capital	Other(2)	Total
Net interest income	$3,664	$2,949	$259	$776	$(776)	$6,872
Provision for credit losses	455	333	1	15	(30)	774
Other income	1,003	1,017	2,258	1,554	238	6,070
Non-interest expenses	2,268	2,225	1,385	1,058	109	7,045
Provision for income taxes	542	296	163	303	(209)	1,095
Net income	$1,402	$1,112	$968	$954	$(408)	$4,028
Net income attributable to non-controlling interests(3)	$3	$52	$21	$-	$-	$76
Net income attributable to equity holders of the Bank(3)	$1,399	$1,060	$947	$954	$(408)	$3,952
Average assets ($ billions)	$208	$91	$9	$184	$65	$557

	For the nine months ended July 31, 2010(4)
Taxable equivalent basis(1)($ millions)	Canadian Banking	International Banking	Global Wealth Management	Scotia Capital	Other(2)	Total
Net interest income	$3,678	$2,636	$255	$850	$(1,041)	$6,378
Provision for credit losses	533	488	(1)	(35)	-	985
Other income	975	1,009	1,393	1,605	203	5,185
Non-interest expenses	2,202	1,945	893	873	86	5,999
Provision for income taxes	589	393	128	540	(295)	1,355
Non-controlling interest in net income of subsidiaries	1	51	25	-	-	77
Net income	$1,328	$768	$603	$1,077	$(629)	$3,147
Average assets ($ billions)	$196	$83	$8	$162	$63	$512

(1)	Refer above for a discussion of non-GAAP measures.
(2)
Includes all other small operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the nine months ended July 31, 2011 ($213) and July 31, 2010 ($216), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(3)	Refer to Note 1 for changes in the accounting policies related to the adoption of the new business combinations standard effective November 1, 2010.
(4)	Amounts have been restated to reflect the reorganization of the business segments which now include Global Wealth Management.

12. Financial instruments

Risk management

The Bank's principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank's framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2010.

(a) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and effective 2011 for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	July 31, 2011				April 30 2011	October 31 2010
($ millions)	AIRB(2)		Standardized	Total	Total	Total
By exposure sub-type
Non-retail(2)
Drawn(3)	$190,418		$32,188	$222,606	$234,225	$201,014
Undrawn commitments	50,764		2,286	53,050	51,432	59,197
Other exposures(4)	57,007		1,421	58,428	60,619	56,342
Total non-retail	$298,189		$35,895	$334,084	$346,276	$316,553
Retail
Drawn(5)	$119,080	$	$ 29,494	$148,574	$143,208	$153,412
Undrawn commitments	24,256		-	24,256	23,843	6,772
Total retail	$143,336		$29,494	$172,830	$167,051	$160,184
Total	$441,525		$65,389	$506,914	$513,327	$476,737

(1)	After credit risk mitigation, excludes available-for-sale equity securities and other assets.
(2)	Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages.
(3)	Non-retail drawn includes loans, bankers' acceptances, deposits with banks and available-for-sale debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank's non-retail portfolio is well diversified by industry. As at July 31, 2011 and April 30, 2011, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2010.

Credit quality of retail exposures

The Bank's retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.

Retail standardized portfolio

The retail standardized portfolio of $29 billion as at July 31, 2011 (April 30, 2011 - $28 billion; October 31, 2010 - $29 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $16 billion (April 30, 2011 - $16 billion; October 31, 2010 - $17 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due or fully secured, and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank's policy.

	As at
	July 31, 2011				October 31, 2010
($ millions)	31-60 days	61-90 days	91 days and greater	Total	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,433	$493	$208	$2,134	$1,403	$466	$202	$2,071
Personal and credit cards	404	196	60	660	398	207	58	663
Business and government	432	163	176	771	513	208	189	910
Total	$2,269	$852	$444	$3,565	$2,314	$881	$449	$3,644

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

(b) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Interest rate sensitivity

Based on the Bank's interest rate positions, the following table shows the pro-forma after-tax impact on the Bank's net income over the next twelve months and economic value of shareholders' equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	July 31, 2011						April 30, 2011		July 31, 2010
	Net income			Economic value of equity
($ millions)	Canadian dollar	Other currencies(1)	Total	Canadian dollar	Other currencies(1)	Total	Net income	Economic value of equity	Net income	Economic value of equity
100 bp increase	$107	$36	$143	$40	$(208)	$(168)	$211	$(121)	$134	$(330)
100 bp decrease	(111)	(38)	(149)	(138)	254	116	(233)	67	(109)	295
200 bp increase	$216	$72	$288	$32	$(391)	$(359)	$418	$(262)	$251	$(684)
200 bp decrease	(195)	(78)	(273)	(221)	511	290	(442)	161	(250)	853

(1)	The July 31, 2011 and April 30, 2011, net income and economic value of equity includes Mexican, Chilean and Peruvian currency balance sheets.

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

As at July 31, 2011, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank's before-tax annual earnings by approximately $36 million (April 30, 2011 - $34 million; July 31, 2010 - $35 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at July 31, 2011, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders' equity by approximately $199 million (April 30, 2011 - $190 million; July 31, 2010 - $193 million), net of hedging.

Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 2.

Trading portfolio risk management

Market risk arising from the Bank's trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank's VaR by risk factor:

One-day VaR by risk factor

	As at July 31 2011	For the three months ended July 31, 2011			As at April 30 2011	As at July 31 2010
($ millions)		Average	High	Low
Interest rate	$9.6	$10.0	$13.8	$7.8	$10.4	$9.9
Equities	3.2	5.3	10.9	2.3	8.9	2.3
Foreign exchange	1.1	0.9	1.8	0.5	1.1	1.4
Commodities	2.0	1.9	2.8	1.2	1.5	2.0
Diversification	(4.9)	(6.3)	N/A	N/A	(9.6)	(6.4)
All-Bank VaR	$11.0	$11.8	$18.5	$9.0	$12.3	$9.2

Hedges

There are three main types of hedges for accounting purposes: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank uses fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank uses cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $157 million (April 30, 2011 - $152 million; July 31, 2010 - $177 million). The maximum length of cash flow hedges outstanding was less than 8 years (April 30, 2011 - less than 9 years; October 31, 2010 - less than 9 years).

Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $18 million during the three months ended July 31, 2011 (April 30, 2011 - gain of $10 million; July 31, 2010 - gain of $15 million), of which a gain of $4 million (April 30, 2011 - gain of $11 million; July 31, 2010 - gain of $7 million) related to cash flow hedges, due to the ineffective portion of designated hedges. For the nine months ended July 31, 2011, the Bank recorded a gain of $56 million (July 31, 2010 - gain of $86 million) of which a gain of $41 million (July 31, 2010 - gain of $18 million) related to cash flow hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.

Financial instruments designated as trading

The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.

These portfolios include:

•
loans to economically hedge the derivative exposure arising from credit derivatives in the trading book transacted on behalf of customers, in order to significantly reduce or eliminate an accounting mismatch.

•	loans in specifically authorized trading portfolios for which performance is evaluated on a fair value basis.
•	certain debt and equity investments, in order to reduce an accounting mismatch between these assets and fair value changes in related derivatives.
•	certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives.

The following table presents the fair value of assets and liabilities designated as trading and their changes in fair value.

	Fair value				Change in fair value(1)
	As at			For the three months ended			For the nine months ended
($ millions)	July 31 2011	April 30 2011	October 31 2010	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Loans hedging derivative exposures(2)	$1,116	$1,261	$2,096	$(18)	$11	$(34)	$54	$155
Proprietary loans	1	1	2	-	(1)	-	(1)	(6)
Debt and equity investments	1,240	1,884	2,764	15	5	60	(2)	95
Deposit note liabilities(3)	98	107	99	-	-	(2)	1	1

(1)	These amounts were recorded in trading income except for deposit liabilities and certain debt investments which were recorded in net interest income.
(2)	The changes in fair value of these loans were substantially offset by the changes in the fair value of the related credit derivatives.
(3)	As at July 31, 2011, the Bank was contractually obligated to pay $97 to the holders of the notes at maturity (April 30, 2011 - $106 and October 31, 2010 - $97).

Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

As at
	July 31, 2011(1)				October 31, 2010(1)
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Trading securities(2)	$55,008	$17,403	$1,628	$74,039	$48,869	$14,689	$1,126	$64,684
Available-for-sale securities(3)	12,199	33,906	1,151	47,256	13,801	31,246	1,263	46,310
Derivative instruments	563	28,621	310	29,494	499	25,652	701	26,852
Liabilities:
Obligations related to securities sold short	$17,091	$4,954	$-	$22,045	$17,685	$3,832	$2	$21,519
Derivative instruments	581	32,348	1,232	34,161	506	29,051	2,433	31,990

(1)	Loans and deposit notes designated as trading are classified as Level 2.
(2)
Includes securities designated as trading. Level 2 trading securities are comprised of $4,421 (October 31, 2010 - $4,710) of bonds mainly issued by foreign governments and $12,982 (October 31, 2010 - $9,979) of corporate bonds and other debt and equity instruments which generally trade in public markets.

(3)
Excludes available-for-sale equity securities that are not quoted in an active market of $794 (October 31, 2010 - $918). Level 2 available-for-sale securities include $6,732 (October 31, 2010 - $4,757) of bonds mainly issued by foreign governments and $6,631 (October 31, 2010 - $7,810) of corporate bonds and other debt instruments which generally trade in public markets. The remaining Level 2 available-for-sale securities are primarily comprised of mortgage-backed securities guaranteed by Canada Mortgage and Housing Corporation.

13. Acquisitions

Acquisition of DundeeWealth Inc.

On February 1, 2011, the Bank completed its acquisition of DundeeWealth Inc. (DundeeWealth). After the transaction, the Bank owned approximately 120 million common shares of DundeeWealth (representing 97% of the issued and outstanding common shares of DundeeWealth) and all of the issued and outstanding special shares and first preference shares, series X of DundeeWealth. Subsequently, on March 9, 2011, the Bank acquired the remaining 3% of the common shares of DundeeWealth.

The Bank issued approximately 32 million common shares, 16 million preferred shares and cash totalling $2.8 billion as consideration for the purchase of DundeeWealth. Prior to closing, DundeeWealth paid a special cash dividend of $2.00 per common share and special share and $1.67 per first preference share, series X and also distributed to its shareholders one common share of Dundee Capital Markets Inc. (DCM) per common share and special share and 0.83 of a DCM common share per first preference share, series X. As a result, the Bank now owns approximately 18% of the issued and outstanding common shares of DCM.

The preliminary purchase price allocation for the DundeeWealth acquisition includes intangibles of $2.6 billion and goodwill of $1.2 billion. The purchase price allocation may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2011

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4	January 27
April 5	April 27
July 5	July 27
October 4	October 27

Annual Meeting date for fiscal 2011

The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2011, will be held in Saskatoon, Saskatchewan, on Tuesday, April 3, 2012.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 30, 2011, at 2:00 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 30, 2011, to September 14, 2011, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4462791#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 933-1273
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767 Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

For further information:

Peter Slan, Investor Relations, (416) 933-1273; Ann DeRabbie, Media Communications, (416) 933-1344

CO: Scotiabank - Financial Releases

CNW 07:37e 30-AUG-11